Exhibit 99.3

ALGONQUIN POWER & UTILITIES CORP.

(a corporation created under the laws of Canada)

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting (the “Meeting”) of the shareholders of Algonquin Power & Utilities Corp. (the “Corporation” or “APUC”) will be held on Wednesday, June 23, 2010 at 4:00 p.m. (Eastern Time) at the Homewood Suites, 2095 Winston Park Drive, Oakville, Ontario, for the following purposes:

1.	to receive the financial statements of the Corporation for the fiscal period ended December 31, 2009, together with the report of the auditors thereon;

2.	to re-appoint auditors and authorize the directors of the Corporation (the “Directors”) to fix the auditors’ remuneration;

3.	to elect the Directors as set out in the Corporation’s management information circular (the “Circular”) dated May 20, 2010;

4.	to consider, and if thought advisable, pass a resolution to, among other things, internalize the management of the Corporation as more fully described in the Circular;

5.	to consider, and if thought advisable, pass a resolution to approve the Corporation’s shareholder rights plan as more fully described in the Circular;

6.	to consider, and if thought advisable, pass a resolution to approve the Corporation’s new stock option plan as more fully described in the Circular; and

7.	to transact such other business as may properly come before the Meeting or any adjournment thereof.

The accompanying Circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.

DATED at Oakville, Ontario this 20th day of May, 2010.

By order of the Directors

(Signed)	“Kenneth Moore”

If you are unable to attend the Meeting in person, please complete, sign and return the enclosed form of proxy to the Corporation, c/o CIBC Mellon Trust Company, in the envelope provided for that purpose, or deliver it by hand to the Corporation, c/o CIBC Mellon Trust Company, 320 Bay Street, Ground Floor, Toronto, Ontario, M5H 4A6, so as to arrive not later than 4:00 p.m. (Eastern Time) on June 21, 2010 or deposit it with the chair of the Meeting before the commencement of the Meeting.

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ALGONQUIN POWER & UTILITIES CORP.

MANAGEMENT INFORMATION CIRCULAR

May 20, 2010

SOLICITATION OF PROXIES

This management information circular (“Circular”) is furnished in connection with the solicitation of proxies by or on behalf of the management of Algonquin Power & Utilities Corp. (the “Corporation” or “APUC”) for use at the annual and special meeting (the “Meeting”) of shareholders of the Corporation (“Shareholders”) to be held on Wednesday, June 23, 2010 at 4:00 p.m. (Eastern Time) at the Homewood Suites, 2095 Winston Park Drive, Oakville, Ontario or any adjournment thereof. The solicitation will be made primarily by mail, but proxies may also be solicited personally, in writing or by telephone by employees of the Corporation, the directors (“Directors”) of the Corporation or by the Corporation’s transfer agent, CIBC Mellon Trust Company, at a nominal cost. The costs of solicitation will be borne by the Corporation.

The information contained in this Circular is given as at May 20, 2010, unless otherwise indicated. All information in this Circular which refers to the period prior to October 27, 2009 is in reference to Algonquin Power Income Fund (the “Fund”) and all information in this Circular which refers to the period on or after October 27, 2009 is in reference to Algonquin Power & Utilities Corp. On March 4, 2010, the Fund changed its name from Algonquin Power Income Fund to Algonquin Power Co.

On October 27, 2009, Hydrogenics Corporation, which was the name of the Corporation prior to such date, completed a plan of arrangement, take-over bids and compulsory acquisitions (the “Transaction”) pursuant to which the Corporation transferred substantially all of its assets to a new corporation (“New Hydrogenics”), former shareholders of the Corporation became shareholders of New Hydrogenics and New Hydrogenics acquired the assets (other than certain tax attributes) and assumed the liabilities of the Corporation. Also on October 27, 2009, Hydrogenics Corporation was renamed Algonquin Power & Utilities Corp., former unitholders and debentureholders of the Fund became shareholders and debentureholders of the Corporation and the Fund became a subsidiary of the Corporation. As a result, and since the Fund continued to carry on the same business following the Transaction, information regarding Hydrogenics Corporation prior to October 27, 2009 is not relevant to the Corporation as it refers to the business of New Hydrogenics. Consequently, all information in this Circular which is in reference to the period prior to October 27, 2009 is the information of the Fund.

All dollar amounts in this Circular are expressed in Canadian dollars unless otherwise indicated.

APPOINTMENT OF PROXIES

The persons named in the enclosed form of proxy are Directors. Each Shareholder has the right to appoint a person other than any person named in the enclosed form of proxy, who need not be a Shareholder, to represent the Shareholder at the Meeting. This right may be exercised by inserting the name of the person to be appointed by the Shareholder in the space provided in the form of proxy and by striking out the names of the management nominees or by completing another proper form of proxy.

To be effective, proxies must be deposited with the Corporation, c/o CIBC Mellon Trust Company, 320 Bay Street, Ground Floor, Toronto, Ontario, M5H 4A6, not later than 4:00 p.m. (Eastern

Time) on June 21, 2010 or, if the Meeting is adjourned, not later than 48 hours, excluding Saturdays and holidays, preceding the time of such adjourned meeting. Proxies may also be delivered to the chair of the Meeting before the commencement of the Meeting or any adjournment thereof.

Special Instructions for Non-Registered Shareholders

Only registered Shareholders, or the persons that they appoint as their proxies, are permitted to attend and vote at the Meeting. However, in many cases, shares of the Corporation (the “Shares”) beneficially owned by a Shareholder (a “Non-Registered Holder”) are registered:

(a)	in the name of an intermediary that the Non-Registered Holder deals with such as banks, trust companies, securities dealers or brokers and trustees or administrators of registered plans; or

(b)	in the name of a depository (such as CDS Clearing and Depository Services Inc.) of which the intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer, the Corporation will be distributing copies of the meeting materials to intermediaries for further distribution to Non-Registered Holders. Intermediaries are required to forward the meeting materials to Non-Registered Holders and receive voting instructions from them unless a Non-Registered Holder has waived the right to receive the meeting materials. Intermediaries often use service companies to forward the meeting materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive the meeting materials will:

(a)	be given a voting instruction form which must be completed and signed by the Non-Registered Holder in accordance with the voting instruction form (which may, in some cases, permit the completion of the voting instruction form by telephone, fax or internet); or

(b)	less typically, be given a proxy which has already been signed by the intermediary, restricted as to the number of Shares beneficially owned by the Non-Registered Holder, but which is otherwise uncompleted. The Non-Registered Holder who wishes to submit the proxy should otherwise properly complete and deposit it with the Corporation or CIBC Mellon Trust Company, as described above. This proxy need not be signed by the Non-Registered Holder.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own. Should a Non-Registered Holder who receives a proxy signed by the intermediary wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the name of the Non-Registered Holder (or such other person) in the blank space provided. A Non-Registered Holder who receives a voting instruction form should follow the corresponding instructions on the form. Non-Registered Holders should carefully follow the instructions of their intermediaries and their intermediaries’ service companies on the request for instructions or proxy form provided to them.

REVOCATION OF PROXIES

A Shareholder who has given a proxy may revoke the proxy by an instrument in writing, including another proxy, duly executed by the Shareholder or by his or her attorney authorized in writing, deposited with the Corporation as provided above. A Shareholder may also revoke a proxy in any other manner permitted by law, but prior to the exercise of such proxy in respect of any particular matter.

VOTING OF SHARES

On any ballot that may be called for, the persons designated in the enclosed form of proxy will vote for, vote against or withhold from voting the Shares in respect of which they are appointed by proxy in accordance with instructions of the Shareholder indicated on the proxy. If a Shareholder has specified in his or her form of proxy how his or her Shares will be voted or withheld from voting, the Shares will be voted accordingly. In the absence of instructions with respect to a particular resolution, the Shares will be voted in favour of the resolution as indicated under the appropriate heading in this Circular.

The enclosed form of proxy confers discretionary authority with respect to amendments or variations to the matters identified in the notice of meeting and other matters which may properly come before the Meeting. At the date of this Circular, management of the Corporation is not aware of any amendments, variations or other matters to come before the Meeting.

VOTING SHARES

On May 11, 2010, the record date established for notice of the Meeting, Corporation had outstanding a total of 93,914,724 Shares, each carrying the right to one vote per Share. All Shareholders of record at the close of business on May 11, 2010, the record date established for notice of the Meeting, will be entitled to vote at the Meeting, or any adjournment thereof, either in person or by proxy.

As of May 11, 2010, to the knowledge of the Directors and officers of the Corporation, no person or company beneficially owned, controlled or directed, directly or indirectly, Shares carrying 10% or more of the votes attached to all Shares.

MATTERS TO BE ACTED ON AT THE MEETING

1.	Receipt of Financial Statements

The audited consolidated financial statements of the Corporation for its fiscal year ended December 31, 2009 will be presented at the Meeting.

2.	Re-Appointment of Independent Auditors

KPMG LLP are the current auditors of the Corporation. KPMG LLP were first appointed auditors of the Corporation on October 27, 2009 pursuant to a Plan of Arrangement under Section 192 of the Canada Business Corporations Act, a copy of which is available on SEDAR at www.sedar.com. At the Meeting, Shareholders will be requested to re-appoint KPMG LLP as auditors of the Corporation to hold office until the next annual meeting of Shareholders or until a successor is appointed, and to authorize the Directors to fix the auditors’ remuneration. KPMG LLP was first appointed as auditors of the Fund on September 8, 1997.

In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote FOR the re-appointment of KPMG LLP as auditors of the Corporation to hold office until the next annual meeting of Shareholders or until a successor is appointed and the authorization of the Directors to fix the remuneration of the auditors.

3.	Election of Directors

The Corporation’s articles provide that the board of directors of the Corporation (the “Board”) is to consist of a minimum of three and maximum of nine directors. The Directors have been empowered to determine from time to time the number of Directors within the minimum and maximum numbers provided for in the articles. The Directors have fixed the number of Directors to be elected at the Meeting at six. The six persons proposed for nomination for election as Directors are Christopher J. Ball, Christopher Huskilson, Kenneth Moore, George L. Steeves, Ian Robertson and Christopher Jarratt. Under the Corporation’s By-laws, directors are elected annually.

In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote FOR the appointment as Directors of the proposed nominees whose names are set out below, each of whom has been a Director since the date indicated below opposite the proposed nominee’s name. Management does not contemplate that any of the proposed nominees will be unable to serve as a Director but, if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion. Each Director elected at the Meeting will hold office until the next annual meeting or until his successor is duly elected or appointed.

The following table sets forth the name and background information with respect to the six persons proposed for nomination for election as Directors, including the name and jurisdiction of residence of such person, principal occupation or employment for the past five years and a summary of their experience, the date each such person was first elected as a Director, and the number of Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, by such person (as furnished by the respective nominee).

Name and Municipality of Residence	Principal Occupation and Employment for Past Five Years	Served as Director from	Number of Shares Beneficially Owned

Christopher J. Ball Ontario, Canada Age: 58	Christopher J. Ball is currently the Executive Vice President of Corpfinance International Limited, an investment banking boutique firm. From 1982 to 1988, Mr. Ball was Vice President at Standard Chartered Bank of Canada with responsibilities for the Canadian branch operation. Prior to that, Mr. Ball held various managerial positions with the Canadian Imperial Bank of Commerce. He is also a director of the Independent Power Producers Association of British Columbia. Mr. Ball has served as a trustee of the Fund since October 22, 2002 and as a director of the Corporation since October 27, 2009.	October 27, 2009	24,200(1)

Christopher Huskilson Nova Scotia, Canada Age: 52	Christopher Huskilson is currently the President and Chief Executive Officer of Emera Inc., a North American energy and services company, and he	October 27, 2009	Nil

Name and Municipality of Residence	Principal Occupation and Employment for Past Five Years	Served as Director from	Number of Shares Beneficially Owned

	has held this position since November 2004. Since 1980, Mr. Huskilson has held a number of positions within Nova Scotia Power Inc., and is currently a director of Emera Inc. and Nova Scotia Power Inc., and the chairman of Bangor Hydro-Electric Company. Mr. Huskilson has served as a trustee of the Fund since July 27, 2009 and as a director of the Corporation since October 27, 2009.

Kenneth Moore Ontario, Canada Age: 51	Kenneth Moore is currently the Managing Partner of NewPoint Capital Partners Inc., an investment banking firm. From 1993 to 1997, Mr. Moore was a senior partner at Crosbie & Co., another Toronto mid-market investment banking firm. Prior to investment banking, he was a Vice- President at Barclays Bank where he was responsible for a number of leveraged acquisitions and restructurings. Mr. Moore holds a Chartered Financial Analyst designation and has completed the Chartered Director program of the Directors College (McMaster University) and has the certification of Ch. Dir. (Chartered Director). Mr. Moore has served as a trustee of the Fund since December 18, 1998 and as a director of the Corporation since October 27, 2009.	October 27, 2009	18,000

George L. Steeves Ontario, Canada Age: 61	George L. Steeves is the principal of True North Energy, an energy consulting firm. From January 2001 to April 2002, Mr. Steeves was a division manager of Earthtech Canada Inc. Prior to January 2001, he was the president of Cumming Cockburn Limited, an engineering firm, and has extensive financial expertise in acting as a chairman, director and/or audit committee member of public and private companies, including the Corporation, the Fund, Borealis	October 27, 2009	17,241(2)

Name and Municipality of Residence	Principal Occupation and Employment for Past Five Years	Served as Director from	Number of Shares Beneficially Owned

Hydroelectric Holdings Inc. and KMS Power Income Fund. Mr. Steeves has completed the Chartered Director program of the Directors College (McMaster University) and has the certification of Ch. Dir. (Chartered Director). He received a Bachelor and Masters of Engineering from Carleton University and holds the Professional Engineering designation in Ontario and British Columbia. Mr. Steeves has served as a trustee of the Fund since September 8, 1997 and as a director of the Corporation since October 27, 2009.

Ian Robertson Ontario, Canada Age: 50	Ian Robertson is currently the Chief Executive Officer of the Corporation. Mr. Robertson is a founder and principal of Algonquin Power Corporation Inc., a private independent power developer formed in 1988. Mr. Robertson has over 22 years of experience in the development, financing, acquisition and operation of electric power generating projects. Mr. Robertson is an electrical engineer and holds a Professional Engineering designation through his Bachelor of Applied Science degree awarded by the University of Waterloo. Mr. Robertson earned a Master of Business Administration degree from York University, holds a Chartered Financial Analyst designation, and has completed the Chartered Director program of the Directors College (McMaster University) and has the certification of Ch. Dir. (Chartered Director).	-	127,663(3)

Christopher Jarratt Ontario, Canada Age: 51	Christopher Jarratt is currently the Vice Chairman of the Corporation. Mr. Jarratt is a founder and principal of Algonquin Power Corporation Inc., a private independent power developer formed in 1988. Mr. Jarratt has over	-	111,378(4)

Name and Municipality of Residence	Principal Occupation and Employment for Past Five Years	Served as Director from	Number of Shares Beneficially Owned

25 years of experience in the development, construction, financing, acquisition and operation of independent electric power generating projects both in North America and internationally. Mr. Jarratt was also a founder and principal of a consulting firm specializing in renewable energy project development. Mr. Jarratt is a water resources engineer and holds a Professional Engineering designation through his Honours Bachelor of Science degree from the University of Guelph and has completed the Chartered Director program of the Directors College (McMaster University) and has the certification of Ch. Dr. (Chartered Director).

Notes:

(1)	Mr. Ball directly owns 3,000 Shares and Cyntoria Financial Services Inc. (a private corporation owned by Mr. Ball and his spouse) owns 21,200 Shares. Mr. Ball exercises control and direction over the Shares owned by Cyntoria Financial Services Inc.
(2)	Mr. Steeves’ directly owns 14,327 Shares and Mr. Steeves’ spouse owns 2,914 Shares. Mr. Steeves exercises control and direction over the Shares owned by his spouse.
(3)	Mr. Robertson directly owns 22,927 Shares and Techno Wiz Kid Inc. (a private corporation owned by Mr. Robertson) owns 104,736 Shares. Mr. Robertson exercises control and direction over the Shares owned by Techno Wiz Kid Inc.
(4)	Mr. Jarratt directly owns 22,427 Shares and Algonquin Power Corporation (CKJ) Inc. (a private corporation owned by Mr. Jarratt) owns 88,951 Shares. Mr. Jarratt exercises control and direction over the Shares owned by Algonquin Power Corporation (CKJ) Inc.

4.	Internalization of Management

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to approve, with or without variation, a resolution (the “Management Internalization Resolution”) to approve, ratify and implement the actions by the Corporation to internalize management through the acquisition of the amended and restated management agreement dated April 30, 2008 (the “Management Agreement”) among Algonquin Power Management Inc. (the “Manager”), Algonquin Power Fund (Canada) Inc. (“Algonquin Canada”), Algonquin Holdco Inc. and Algonquin Power Trust, pursuant to which the Manager provides services to the Corporation and its subsidiary entities. The acquisition of the Management Agreement will enable the Corporation to restructure and internalize the management of its businesses. The text of the Management Internalization Resolution is attached as Schedule “B” hereto.

Background

In May 2009, the Fund engaged Blair Franklin Capital Partners Inc. (“Blair Franklin”) to provide strategic advice and an opinion, as to the fairness, from a financial point of view to the untiholders of the Fund (who became Shareholders of the Corporation as a result of the Transaction), with respect to the proposed acquisition of the Management Agreement.

On November 19, 2009, an agreement-in-principle was reached with the Manager with respect to the acquisition of the Management Agreement. Blair Franklin provided a fairness opinion dated November 19, 2009 (the “Fairness Opinion”) with respect to the consideration to be paid for acquisition of the Management Agreement. A copy of the Fairness Opinion is attached as Schedule “C” hereto.

In May 2009, the Board retained Mercer (Canada) Limited (“Mercer”) to provide advice and develop a competitive compensation structure for the Corporation’s senior management upon completion of the management internalization. Mercer’s advice included recommendations in respect of the employment arrangements with Ian Robertson, Christopher Jarratt, David Kerr and David Bronicheski; the adoption of a stock option plan by the Corporation; and the adoption of a performance share unit plan by the Corporation.

The agreement-in-principle with respect to acquisition of the Management Agreement by the Corporation was ratified by the Board on December 21, 2009 following the Corporation structuring appropriate employment arrangements, consistent with Mercer’s recommendations, with the individuals who are continuing in management roles.

Acquisition of Management Agreement

The Corporation entered into individual transfer agreements dated as of December 21, 2009 (each, a “Transfer Agreement” and collectively, the “Transfer Agreements”) to acquire from each of Ian Robertson, Christopher Jarratt, David Kerr and John Huxley an undivided 25% interest in the Management Agreement. Each of these individuals is a beneficial owner of 25% of the Manager, and each individual acquired his undivided 25% interest in the Management Agreement pursuant to an assignment agreement dated as of December 21, 2009 between the individuals and the Manager.

Each Transfer Agreement provides that, subject to Shareholder approval and approval of the Toronto Stock Exchange (the “TSX”), the purchase price for the individual’s 25% undivided interest in the Management Agreement shall be paid and satisfied by the Corporation by the delivery of 289,687 Shares. In addition, the Corporation shall deliver to the individual that number of Shares as is equal to the dollar amount of any per share dividends paid on the Shares after December 21, 2009 and prior to the delivery of the 289,687 Shares under the applicable Transfer Agreement, multiplied by 289,687, divided by the closing price of the Shares on the TSX on the record date for the particular dividend. The Corporation expects that a maximum aggregate of 50,000 Shares will be deliverable in respect of dividends pursuant to the four Transfer Agreements. Accordingly, the maximum aggregate number of Shares deliverable pursuant to the four Transfer Agreements is 1,208,748 Shares.

Under the Transfer Agreements, the individual vendors have agreed to restrictions on transfers of the Shares they are to receive as consideration under those agreements. In particular:

(a)	Ian Robertson, Christopher Jarratt and David Kerr have each agreed that, while he remains an employee of or consultant to the Corporation, he will not transfer the Shares delivered to him under his Transfer Agreement until December 20, 2014 without the prior written consent of the Corporation, such consent not to be unreasonably withheld. If the individual ceases to be an employee of or consultant to the Corporation, the individual agrees not to transfer such shares for a period of six months from the date the individual ceased to be an employee of or consultant to the Corporation (the “Hold Period Date”) and, thereafter, the individual may transfer up to 25% of such Shares in any calendar quarter following the Hold Period Date. Notwithstanding the foregoing, if the individual ceased to be an employee of or consultant to the Corporation due to his death or incapacity or as a result of dismissal without cause or if a bona fide takeover bid for the Shares is made, the foregoing restrictions on transfer will no longer apply and the individual will be entitled to transfer the balance of any such Shares then held by him or tender the balance of any such Shares then held by him to the takeover bid, as the case may be; and

(b)	John Huxley has agreed not to transfer the Shares delivered to him under his Transfer Agreement for a period of six months from the date of his Transfer Agreement. Thereafter, Mr. Huxley may transfer up to 25% of such Shares in any calendar quarter following the expiry of such period. Notwithstanding the foregoing, if a bona fide takeover bid for the Shares is made, the foregoing restrictions on transfer will no longer apply and Mr. Huxley will be entitled to transfer the balance of any such Shares then held by him or tender the balance of any such Shares then held by him to the takeover bid, as the case may be.

The aggregate 1,158,748 Shares to be delivered under the Transfer Agreements (not including any additional shares in respect of dividends paid on the Shares after December 21, 2009 and prior to delivery of the Shares under the Transfer Agreements) represent a total consideration of approximately $4.6 million based on the closing price of $4.05 per Share on the TSX on the date of the Transfer Agreements. The additional up to 50,000 Shares deliverable in respect of dividends paid on the Shares after December 21, 2009 will be issued at the closing price of the Shares on the TSX on the record date for the particular dividend.

The Fairness Opinion issued by Blair Franklin, attached hereto as Schedule “C”, provides an opinion that, based on the assumptions and subject to the qualifications contained in the opinion, the aggregate 1,158,749 Shares to be delivered as consideration under the Transfer Agreements for the acquisition of the Management Agreement is fair, from a financial point of view, to the Shareholders of the Corporation.

It is expected that, if the Management Internalization Resolution is approved by Shareholders at the Meeting, the Corporation will terminate the Management Agreement (and other related agreements between subsidiary entities of the Corporation and the Manager).

Vote Required

Shareholder approval of the delivery of Shares under the Transfer Agreements to acquire the Management Agreement is required by the rules of the TSX. The Management Internalization Resolution must be approved by a simple majority of 50% plus one vote of the votes cast by Shareholders at the Meeting, excluding any votes cast at the meeting attached to any Shares that are owned or controlled by Ian Robertson, Christopher Jarratt, David Kerr, John Huxley or the Manager or their respective affiliates or associates.

Board Recommendation

The Board has approved the Transfer Agreements and believes it is in the best interests of the Corporation to allow the Corporation to internalize the management functions once provided by the Manager. Accordingly, the Board recommends that Shareholders vote in favour of the Management Internalization Resolution.

The persons named in the enclosed form of proxy intend to vote in favour of the Management Internalization Resolution, unless the Shareholder who has given the proxy has directed that the Shares represented thereby be voted against such resolution.

5.	Shareholder Rights Plan

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to approve, with or without variation, a resolution (the “Rights Plan Resolution”) to confirm the adoption of and to ratify the Shareholder rights plan substantially in the form approved by the Board on May 6, 2010 (the “Rights Plan”). The terms of the final Rights Plan to be entered into between the Corporation and CIBC Mellon Trust Company (the “Rights Agent”) will be substantially the same as the terms in the summary of the Rights Plan attached as Schedule “E” hereto. The Rights Plan will be substantially the same as the unitholder rights plan that was adopted by the Fund. The text of the Rights Plan Resolution is attached as Schedule “D” hereto.

Background

The Corporation and the Rights Agent will enter into a shareholder rights plan agreement to implement the proposed Rights Plan. The Rights Plan creates a right (a “Right”) (which may only be exercised if a person acquires control of 20% or more of the Shares) for each Shareholder, other than the person that acquires 20% or more of the Shares, to acquire additional Shares at one-half of the market price at the time of exercise. This significantly dilutes the Share position of the person that acquires 20% or more of the Shares and practically prevents that person from acquiring control of 20% or greater of the Shares unless the Rights Plan has been withdrawn or the buyer makes a Permitted Bid (as discussed below). The most common approaches that a buyer may take to have a rights plan withdrawn are to negotiate with the Board to have the rights plan waived, or to apply to a securities commission to order withdrawal of the Rights Plan if the Corporation cannot develop an auction. Both of these approaches will give the Board more time and control over any sale process and increase the likelihood of a better offer to the Corporation’s Shareholders. See “Objectives of the Rights Plan” below.

Under the terms of the Rights Plan, the continued existence of the Rights Plan must be approved and reconfirmed by the Independent Shareholders (as defined in the Rights Plan) on or before the date of the Corporation’s 2013 annual meeting. An “Independent Shareholder” is generally any Shareholder other than an “Acquiring Person” (as defined in the Rights Plan) and its associates and affiliates. As of the date of this Circular, the Corporation is not aware of any Shareholder that would not be considered an Independent Shareholder, and therefore it is anticipated that all Shareholders will be eligible to vote their Shares on the resolution set forth in Schedule “D” hereto.

Summary of the Rights Plan

A summary of the key features of the proposed Rights Plan is attached as Schedule “E” hereto. All capitalized terms used in this section of the Circular and Schedule “E” have the meaning set forth in the Rights Plan unless otherwise indicated. The complete text of the Rights Plan will be made available on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com when the Rights Plan is entered into by the Corporation and the Rights Agent.

Objectives of the Rights Plan

The Rights Plan was approved by the Board in order to conform with the current practices of a significant number of Canadian reporting issuers who now have rights plans in place.

The primary objectives of the Rights Plan are to ensure that, in the context of a bid for control of the Corporation through an acquisition of the Shares, the Board has sufficient time to explore and develop alternatives for maximizing Shareholder value, to provide adequate time for competing bids to emerge, to ensure that Shareholders have an equal opportunity to participate in such a bid and to give them adequate time to properly assess the bid and lessen the pressure to tender typically encountered by a securityholder of an issuer that is subject to a bid. The Rights Plan in no way prohibits a change of control of the Corporation in a transaction that is fair and in the best interests of all Shareholders of the Corporation. The rights of Shareholders to seek a change in the management of the Corporation or to influence or promote action of the Board in a particular manner will not be affected by the Rights Plan. The approval of the Rights Plan does not affect the duty of a director to act honestly and in good faith with a view to the best interests of the Corporation and the Shareholders.

In approving the Rights Plan, the Board considered the following concerns inherent in the existing legislative framework governing take-over bids in Canada:

a)	Time. Current legislation permits a take-over bid to expire in 35 days. The Board is of the view that this generally is not sufficient time to permit securityholders to consider a take-over bid and to make a reasoned and considered decision. The Rights Plan provides a mechanism whereby the minimum expiry period for a Take-over Bid must be 60 days after the date of the bid and the bid must remain open for a further period of ten Business Days after the Offeror publicly announces that the Shares deposited or tendered and not withdrawn constitute more than 50% of the Shares outstanding held by Independent Shareholders (generally, Shareholders other than the Offeror or Acquiring Person (someone who beneficially owns greater than 20% of the outstanding Shares), their Associates and Affiliates, and Persons acting jointly or in concert with the Offeror or Acquiring Person). The Rights Plan is intended to provide Shareholders with adequate time to properly evaluate the offer and to provide the Directors with sufficient time to explore and develop alternatives for maximizing Shareholder value. Those alternatives could include identifying other potential bidders, conducting an orderly auction or developing a restructuring alternative which could enhance Shareholder value.

b)	Pressure to Tender. A Shareholder may feel pressured to tender to a bid that the Shareholder considers to be inadequate out of a concern that failing to tender may result in the Shareholder being left with illiquid or minority discounted securities in the Corporation. The Rights Plan provides a mechanism in the Permitted Bid provision that is intended to ensure that a Shareholder may remove the uncertainty as to whether a majority of Shareholders will support a take-over bid from the decision to tender to the take-over bid by requiring that a take-over bid remain open for acceptance for a further 10 Business Days following public announcement that more than 50% of the Shares held by Independent Shareholders have been deposited and not withdrawn as at the initial date of take-up or payment by the buyer. This mechanism therefore will lessen any undue pressure to tender that may be encountered by a securityholder of an issuer that is the subject of a take-over bid.

c)	Unequal Treatment. While existing securities legislation has substantially addressed many concerns of unequal treatment, there remains the possibility that control of an issuer may be acquired pursuant to a private agreement in which a small group of securityholders dispose of their securities at a premium to market price which premium is not shared with other securityholders. In addition, a person may slowly accumulate securities through stock exchange acquisitions which may result, over time, in an acquisition of control without payment of fair value for control or a fair sharing of a control premium among all securityholders. The Rights Plan addresses these concerns by applying to all acquisitions of greater than 20% of the Shares, to better ensure that Shareholders receive equal treatment.

General Impact of the Rights Plan

It is not the intention of the Board, in approving the Rights Plan, to secure the continuance of the existing Board or executive officers, nor to avoid a bid for control of the Corporation in a transaction that is fair and in the best interests of Shareholders. For example, through the Permitted Bid mechanism, described in more detail in the summary of the Rights Plan above, Shareholders may tender to a bid which meets the Permitted Bid criteria without triggering the Rights Plan, regardless of the acceptability of the bid to the Board. Furthermore, even in the context of a bid that does not meet the Permitted Bid criteria, the Board will continue to be bound to consider fully and fairly any bid for the Shares in any exercise of their discretion to waive application of the Rights Plan or redeem the Rights. In all such circumstances, the Board must act honestly and in good faith with a view to the best interests of the Corporation and its Shareholders.

The Rights Plan does not preclude any Shareholder from utilizing the proxy mechanism under applicable securities laws to promote a change in the Board or executive officers, and has no effect on the rights of holders of outstanding Shares to requisition a meeting of Shareholders in accordance with the provisions of applicable securities legislation, or to enter into agreements with respect to voting their Shares. The definitions of “Acquiring Person” and “Beneficial Ownership” have been developed to minimize concerns that the Rights Plan may be inadvertently triggered or triggered as a result of an overly broad aggregating of holdings of institutional Shareholders and their clients.

The Rights Plan will not interfere with the day-to-day operations of the Corporation. The issuance of the Rights does not in any way alter the financial condition of the Corporation, impede its business plans or alter its financial statements.

In summary, the Board believes that the dominant effect of the Rights Plan will be to enhance Shareholder value and to ensure equal treatment of all Shareholders in the context of an acquisition of control.

Canadian Federal Income Tax Considerations

Under the provisions of the Income Tax Act (Canada) (the “Tax Act”) the issue of the Rights can give rise to a taxable benefit which must be included in the income of Shareholders. However, no amount would be required to be included in the income of Shareholders if the Rights do not have any value at the date of issue. The Corporation considers that the Rights, when issued, will have negligible monetary value, there being only a remote possibility that the Rights will ever be exercised.

Assuming that the Rights have no value, Shareholders will not be required to include any amount in income or be subject to withholding tax, under the Tax Act as a result of the issuance of the Rights. The Rights will be considered to have been acquired at no cost. The holders of Rights may have an income inclusion, or be subject to tax, under the Tax Act if the Rights are exercised or otherwise disposed of.

The statements set out above are based on the current provisions of the Tax Act and the regulations thereunder (the “Regulations”) and all proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Department of Finance, prior to the date hereof and on an understanding of the administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) made publicly available prior to the date hereof. Except as set out above, this summary does not take into account or anticipate any amendments to the Tax Act, the Regulations or the administrative policies and assessing practices of the CRA, whether by legislative, governmental or judicial decision or action. These statements do not consider any provincial, territorial or foreign tax considerations.

These statements are of a general nature only and are not intended to constitute nor should it be construed to constitute legal or tax advice to any particular Shareholder. Shareholders are advised to consult their own tax advisors regarding the consequences of acquiring, holding, exercising or otherwise disposing of their Rights, taking into account their own particular circumstances and any applicable tax laws.

Eligibility for Investment in Canada

If issued on the date hereof, the Rights would be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans, deferred profit savings plans and registered disability savings plans for purposes of the Tax Act so long as the Rights continue to be exercisable solely for Shares and provided that the Shares continue to be qualified investments for the relevant plan for purposes of the Tax Act and provided that the Corporation deals at arm’s length for purposes of the Tax Act with each person that is, an annuitant, beneficiary, and employer or a subscriber under the governing plan of the plan trust.

Vote Required

Shareholder approval of the Rights Plan is not required by law but is required by applicable stock exchange rules. The Rights Plan is subject to TSX approval. The Rights Plan Resolution must be approved by a simple majority of 50% plus one vote of the votes cast by the Independent Shareholders at the Meeting. If the Rights Plan Resolution is not passed at the Meeting, the Rights Plan will be of no force and effect.

Recommendation of the Board

The Board has reviewed the Rights Plan for conformity with current practices of Canadian issuers with respect to shareholder rights plan design. Based on its review, the Board has determined that it is advisable and in the best interests of the Corporation and its Shareholders that the Corporation have in place a Shareholder rights plan in the form of the Rights Plan. Accordingly, the Board unanimously recommends a vote in favour of the adoption of the Rights Plan. Effective May 6, 2010, the Corporation resolved to adopt the Rights Plan, subject to regulatory approval, signing of the Rights Plan by the Corporation and the Rights Agent and approval by the Independent Shareholders at the Meeting. The Corporation has been advised that the members of the Board intend to vote all Shares held by them in favour of the approval of the Rights Plan.

In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote in favour of the Rights Plan Resolution, unless the Shareholder who has given the proxy has directed that the Shares represented thereby be voted against such resolution. In order to be effective, this resolution must be approved by a simple majority of 50% plus one vote of the votes cast by the Independent Shareholders at the Meeting.

6.	Stock Option Plan

Following the recommendations of Mercer relating to compensation structure for executives and other employees and service providers of the Corporation, the Corporation is proposing to implement a stock option plan (the “Stock Option Plan”) in the form set out in Schedule “F” hereto. At the Meeting, Shareholders will be asked to consider and, if thought fit, approve a resolution (the “Stock Option Plan Resolution”) approving the new Stock Option Plan. All capitalized terms used in this section of the Circular have the meaning set forth in the Stock Option Plan unless otherwise indicated. The text of the Stock Option Plan Resolution is set out in Schedule “G” hereto.

Description of the Plan

The purpose of the Stock Option Plan is to attract, retain and motivate persons as key service providers to the Corporation and its Affiliates and to advance the interests of the Corporation by providing such persons with the opportunity, through share options, to acquire a proprietary interest in the Corporation.

The Stock Option Plan will authorize the Board to issue stock options (“Options”) to directors, officers or employees of the Corporation or any Affiliate (an “Eligible Individual”), a corporation controlled by an Eligible Individual or any person/company, partnership, trust or corporation engaged to provide management or consulting services for the Corporation or any Affiliate (“Eligible Persons”).

The aggregate number of Shares that may be reserved for issuance under the Stock Option Plan must not exceed 10% of the number of Shares outstanding at the time the Options are granted. For greater clarity, the Stock Option Plan is “reloading” in the sense that, to the extent that Options expire or are terminated, cancelled or exercised, the Corporation may make a further grant of Options in replacement for such expired, terminated, cancelled or exercised Options, provided that the 10% maximum is not exceeded. No fractional Shares may be purchased or issued under the Stock Option Plan.

In addition, under the Stock Option Plan:

•

subject to the terms of the Stock Option Plan, the number of Shares subject to each Option, the exercise price of each Option, the expiration date of each Option, the extent to which each Option vests and is exercisable from time to time during the term of the Option and other terms and conditions relating to each Option will be determined by the Board from time to time;

•

subject to any adjustments pursuant to the provisions of the Stock Option Plan, the exercise price of any Option shall in no circumstances be lower than the Market Price (as defined below) of the Shares on the date on which the Board approves the grant of the Option;

•	Options will be personal to the grantee and will be non-transferable and non-assignable, except in certain limited circumstances;

•

the maximum number of Shares which may be reserved for issuance to insiders under the Stock Option Plan, together with the number of Shares reserved for issuance to insiders under any other securities based compensation arrangement, shall be 10% of the Shares outstanding at the time of the grant;

•

the maximum number of Shares which may be issued to insiders under the Stock Option Plan and all other security based compensation arrangements within a one year period shall be 10% of the Shares outstanding at the time of the issuance;

•

if the expiration date for an Option occurs during a Blackout Period (as defined below) or within 10 business days after the expiry date of a Blackout Period applicable to a person granted Options (an “Optionee”), then the expiration date for that option will be extended to the 10th business day after the expiry date of the Blackout Period. A “Blackout Period” is a period of time of time during which the Optionee cannot exercise an Option, or sell Optioned Shares, due to applicable policies of the Corporation in respect of insider trading); and

•	except in certain circumstances, the term of an Option shall not exceed ten (10) years from the date of the grant of the Option.

Under the Stock Option Plan, “Market Price”of the Shares is defined as the volume weighted average trading price of such Shares on the TSX (or, if such Shares are not then listed and posted for trading on the TSX, on such stock exchange in Canada on which such Shares are listed and posted for trading as may be selected for such purpose by the Board) for the five (5) consecutive trading days immediately preceding such date, provided that in the event that such Shares did not trade on any of such trading days, the Market Price will be the average of the bid and ask prices in respect of such Shares at the close of trading on all of such trading days and provided that in the event that such Shares are not listed and posted for trading on any stock exchange, the Market Price will be the fair market value of such Shares as determined by the Board in its sole discretion.

The Stock Option Plan provides that, except as set out in the Stock Option Plan or any resolution passed at any time by the Board or the terms of any option agreement or employment agreement with respect to any Option or an Optionee, an Option and all rights to purchase Shares pursuant thereto shall expire and terminate immediately upon the Optionee who holds such Option ceasing to be an Eligible Person.

Where an Optionee (other than a service provider) resigns from the Corporation or is terminated by the Corporation for cause, the Optionee’s unvested options shall immediately be forfeited and the Optionee’s vested options may be exercised for a period of 30 days after the date of resignation or termination.

Where an Optionee (other than a service provider) retires from the Corporation or ceases to serve the Corporation or an affiliate as a director, officer or employee for any reason other than a termination by the Corporation for cause, the Optionee’s unvested options may be exercised within 90 days after such retirement or termination. The Board may in such circumstances accelerate the vesting of unvested Options then held by the Optionee at the Board’s discretion.

In the event that an Optionee, other than a service provider, has suffered a permanent disability, Options previously granted to such Optionee shall continue to vest and be exercisable in accordance with the terms of the grant and the provisions of the Stock Option Plan, but no additional grants of Options may be made to the Optionee.

If an Optionee, other than a service provider, dies, all unexercised Options held by such Optionee at the time of death immediately vest, and such Optionee’s personal representatives or heirs may exercise all Options within one year after the date of such death.

All Options granted to service providers shall terminate in accordance with the terms, conditions and provisions of the associated option agreement between the Corporation and such service providers, provided that such termination shall occur no later than the earlier of (i) the original expiry date of the term of the Option and (ii) one year following the date of termination of the engagement of the service provider.

Options may be exercised in accordance with the specific terms of their grant and by the Optionee delivering the exercise price to the Corporation for all of the Options exercised. The Optionee may also surrender Options and receive in exchange for each such Option, at the election of the Corporation, either cash or Shares equal to the amount by which the Market Price of the Shares exceeds the exercise price of the Option.

The Board may amend, suspend or discontinue the Stock Option Plan or amend Options granted under the Stock Option Plan at any time without shareholder approval; provided, however, that:

(a)	approval by a majority of the votes cast by shareholders present and voting in person or by proxy at a meeting of shareholders of the Corporation is obtained for any amendment for which, under the requirements of the TSX or any applicable law, shareholder approval is required; and

(b)	the consent of the Optionee is obtained for any amendment which alters or impairs any Option previously granted to an Optionee under the Stock Option Plan.

Notwithstanding the other provisions of the Stock Option Plan, if:

(a)	the Corporation proposes to amalgamate, merge or consolidate with any other corporation (other than a wholly-owned Affiliate) or to liquidate, dissolve or wind-up;

(b)	an offer to purchase or repurchase all of the Shares shall be made to all holders of Shares which offer has been approved or accepted by the Board; or

(c)	the Corporation proposes the sale of all or substantially all of the assets of the Corporation as an entirety, or substantially as an entirety, so that the Corporation shall cease to operate any active business, then, the Corporation will have the right, upon written notice thereof to Optionees, to permit the exercise of all such Options, whether or not vested, within the 20 day period next following the date of such notice and to determine that upon the expiration of such 20 day period, all rights of the Optionee to such Options or to exercise same (to the extent not theretofore exercised) shall ipso facto terminate and cease to have further force or effect whatsoever.

The TSX rules will require the Stock Option Plan to be put before Shareholders for reapproval within three years of the date of the Meeting and every three years thereafter.

Vote Required

The Stock Option Plan Resolution must be approved by a simple majority of 50% plus one vote of the votes cast by the Shareholders at the Meeting.

Recommendation of the Board

The Board recommends approval and adoption of the Stock Option Plan in order to attract and retain key officers, employees and service providers to the Corporation by providing such persons with the opportunity to acquire or increase their proprietary interest in the Corporation, aligning their interests with those of the Shareholders.

In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote in favour of the Stock Option Plan Resolution, unless the Shareholder who has given the proxy has directed that the Shares represented thereby be voted against such resolution. In order to be effective, this resolution must be approved by a simple majority of 50% plus one vote of the votes cast by Shareholders at the Meeting.

MANAGEMENT OF THE CORPORATION

Management Agreement

As discussed under section of the Circular entitled “Internalization of Management”, if the resolution to internalize the management of the Corporation is passed by Shareholders, the

Management Agreement, the Operations Supervisory Agreement and the Administration Agreement (as each term is defined herein) will be terminated and the management of the Corporation will be performed by the Corporation’s directors and executive officers.

General

Algonquin Canada, Algonquin Holdco Inc. and Algonquin Power Trust (collectively, “Algonquin”) and the Manager are parties to the Management Agreement under which the Manager provides management services (the “Management Services”) for the Corporation’s businesses. The Management Services provided include advice and consultation concerning business planning, support, guidance and policy making and general management services. Senior officers of the Manager also act as senior officers of the Corporation’s related entities. Specific functions performed by the Manager include: (i) managing accounting and financial services; (ii) assisting in the preparation of financial statements; (iii) negotiating and communicating with third parties with respect to contractual and other matters; (iv) arranging external professional and non-professional services; (v) assisting in providing human resources; and (vi) advising on acquisitions and sales of subsidiaries and/or businesses.

In exercising its powers and discharging its duties under the Management Agreement, the Manager is required to exercise the degree of care, diligence and skill that a reasonable, prudent advisor or manager having responsibility for management of a similar business would exercise in comparable circumstances.

The Manager is compensated for its services as follows: (i) the Manager is paid an annual fee ($681,148 for the fiscal year ended December 31, 2009) per calendar year payable in quarterly instalments, and adjusted annually for changes in the Canadian consumer price index (the “Annual Fee”); (ii) the Manager is paid incentive fees based on 25% of distributable cash per Share (“Distributable Cash”) in excess of $0.92 per annum (the “Incentive Fee”); and (iii) the Manager is reimbursed for its costs and expenses incurred in the performance of the Management Services (together with the Annual Fee and the Incentive Fee, the “Management Fees”). At the sole discretion of the Directors, additional discretionary incentives may be provided when the Directors conclude it is in the best interest of the Corporation to make such additional incentives available to the Manager.

For the fiscal period ended December 31, 2009, the Corporation, directly or indirectly, paid to the Manager, in addition to benefits expenses incurred in connection with its duties under the Management Agreement, the amount of $169,163. No Incentive Fee was paid to the Manager in 2009.

The Management Agreement expires on December 31, 2012 and on expiry of the initial term, is renewable for rolling five year terms. The Manager may terminate the Management Agreement at any time on twelve (12) months’ notice (a “Convenience Termination”). Algonquin or the Manager may terminate the Management Agreement immediately in the event of the insolvency or receivership of the other party or in the case of default by the other party in a material obligation under the Management Agreement which is not remedied within thirty (30) days, other than a failure of performance which results from an event of force majeure (collectively, an “Insolvency/Default Termination”). From and after the effective date of a Convenience Termination or Insolvency/Default Termination, the Manager shall not be entitled to any Annual Fee or Incentive Fee for the periods subsequent to the effective date of such termination, but shall be paid all Management Fees accrued and unpaid to the effective date of termination.

Algonquin may also terminate the Management Agreement on thirty (30) days notice to the Manager if (a) there is a substantial deterioration in the businesses of Algonquin and the Shareholders approve the termination by extraordinary resolution (a “Business Deterioration Event”) or (b) there is a change of control of the Manager, other than a change of control to which the Corporation consents (a “Change of Control Event”).

In the event the Management Agreement is terminated pursuant to a Business Deterioration Event, the Corporation shall pay the Manager, in addition to any other amounts owing to the Manager as the Annual Fee and the Incentive Fee to the effective date of termination, a termination fee in an amount equal to the aggregate amount of the Annual Fee and Incentive Fee that was payable by the Corporation to the Manager in respect of the calendar year immediately preceding the year in which such termination is effective.

If the Management Agreement is terminated due to a Change of Control Event, the Corporation shall pay the Manager in addition to any other amounts owing to the Manager as Management Fees to the effective date of termination, a termination fee in an amount equal to the aggregate of:

(a)	the Annual Fee otherwise payable for the five-year period following the effective date of termination, adjusted annually for changes in the Canadian consumer price index; and

(b)	an amount equal to the net present value, calculated using a discount rate equal to the rate payable under a ten-year Government of Canada bond on the business day immediately prior to the effective date of termination plus 2.5%, of the projected Incentive Fee payable to the Manager over the five-year period commencing on the effective date of termination, based on a five-year forecast of Distributable Cash from the effective date of termination prepared by the Manager, and reported on, in customary form, by the Corporation’s auditors, subject to the usual qualifications applicable to financial forecasts.

The Management Agreement contains provisions to regulate any conflicts of interest which may arise and provides for indemnification by the Manager of Algonquin in certain circumstances. The Management Agreement may be assigned by the Manager only with the consent of Algonquin.

The registered address and head office of the Manager is at 2845 Bristol Circle, Oakville, Ontario L6H 7H7.

Operations Supervisory Agreement

Algonquin and Algonquin Power Systems Inc. (“Power Systems”), which is owned by the same shareholders as the Manager, are parties to an operations supervisory agreement (the “Operations Supervisory Agreement”), pursuant to which Power Systems provides certain operations related services (the “Operations Supervisory Services”) which are beyond the scope of the operations and maintenance services agreements which have been entered into between the entities which own the various facilities and Power Systems. Specific functions include: (i) planning of capital repairs; (ii) compliance monitoring for environmental permits; and (iii) administration of power purchase agreements. On June 30, 2009, Power Systems ceased providing services under the Operations Supervisory Agreement.

Power Systems does not receive any payment of fees in connection with its services under the Operations Supervisory Agreement and is paid on a cost reimbursement basis only.

For the fiscal period ended December 31, 2009, the Corporation, directly or indirectly, paid to Power Systems a total of $8.3 million, which amounts relate solely to expenses for which Power Systems was reimbursed pursuant to the Operations Supervisory Agreement.

The Operations Supervisory Agreement is coterminous with the Management Agreement.

The head office of Power Systems is located at 2845 Bristol Circle, Oakville, Ontario L6H 7H7.

Administration Agreement

The Manager administers the Fund pursuant to an administration agreement (the “Administration Agreement”) entered into between the Fund and the Manager under which the Manager is responsible for the administration and management of the affairs of the Fund. Specific functions include, among other things: (i) preparing all returns, filings and documents; (ii) providing advice with respect to the Fund’s obligations as a reporting issuer; (iii) providing investor relations services; and (iv) providing audit, accounting, engineering, legal, insurance and other professional services.

The Manager is also reimbursed for its reasonable out-of-pocket expenses incurred in administering the Fund.

The Administration Agreement is coterminous with the Management Agreement.

Directors and Senior Officers of the Manager, Power Systems and the Corporation

The name and municipality of residence and office held with the Manager, Power Systems and/or the Corporation of each director and senior officer of the Manager, Power Systems and/or the Corporation are as follows:

Name and Municipality of Residence	Office

Christopher K. Jarratt Oakville, Ontario	Vice-Chairman, Algonquin Power & Utilities Corp., Chief Executive Officer and Director, Algonquin Power Management Inc. and Director, Algonquin Power Systems Inc.

Ian E. Robertson Oakville, Ontario	Chief Executive Officer, Algonquin Power & Utilities Corp., Vice-President and Director, Algonquin Power Management Inc. and Director, Algonquin Power Systems Inc.

David C. Kerr Toronto, Ontario	Vice-President, Secretary and Director, Algonquin Power Management Inc. and Secretary and Director, Algonquin Power Systems Inc.

David Bronicheski London, Ontario	Chief Financial Officer, Algonquin Power & Utilities Corp.

Mary Lou McDonald Oakville, Ontario	Corporate Secretary, Algonquin Power & Utilities Corp.

Messrs. Jarratt, Robertson and Kerr, together with Mr. John Huxley (a former director and officer of the Manager and Power Systems), collectively own all of the issued and outstanding shares of each of the Manager and Power Systems.

The Manager, Power Systems and their directors, officers and shareholders and the Directors beneficially own, or control or direct, directly or indirectly, in the aggregate, 396,209 Shares as of May 20, 2010.

STATEMENT OF EXECUTIVE COMPENSATION

All dollar amounts in this Statement of Executive Compensation are expressed in Canadian dollars unless otherwise indicated.

Compensation Discussion and Analysis

With the exception of the Chief Executive Officer, Chief Financial Officer and Vice Chairman, the Corporation in 2009 did not have any other executive officers, as these roles were performed by the Manager. In 2009, the Corporation paid the Manager directly an Annual Fee and amounts to reimburse benefits expenses as compensation for the management and administration of the Corporation as per the Management Agreement as described above. If the resolution to internalize the management of the Corporation is passed by Shareholders at the Meeting, the Management Agreement will be terminated and the management function of the Corporation will be performed by the directors and executive officers of the Corporation.

Executive Compensation Philosophy

The Corporation’s compensation philosophy generally for executive officers follows three underlying principles: (i) to provide compensation packages that encourage and motivate performance; (ii) to be competitive with other entities of similar size and scope of operations so as to attract and retain talented executives; and (iii) to align the interests of its executive officers with the long-term interests of the Corporation and its Shareholders.

When determining compensation policies and individual compensation levels for the Corporation’s executive officers, the Corporate Governance Committee takes into consideration a variety of factors. These factors include the overall financial and operating performance of the Corporation, the Corporate Governance Committee’s overall assessment of (i) each executive officer’s individual performance and contribution towards meeting business objectives; (ii) each executive officer’s level of responsibility, (iii) each executive officer’s length of service; and (iv) industry comparables.

No outside compensation consultant was engaged by the Corporate Governance Committee in determining the compensation payable in 2009.

Compensation Mix

In keeping with the Corporation’s philosophy to link senior executive compensation to corporate performance and to motivate senior executives to achieve exceptional levels of performance, the Corporation has adopted a model that includes both base salary and “at-risk” compensation, comprised of short-term performance bonus (which is subject to targets being achieved).

The components of the Chief Financial Officer’s compensation include base salary and performance bonus.

Base Salary

Base salary is established at levels which are meant to be competitive with other companies, investment trusts and entities similar to and of comparable size to the Corporation. Base salaries are determined following an assessment of the executive’s past performance, experience, level of responsibility and importance of the position. Base salary is not based on any specific relationship to the performance of the Corporation and is typically reviewed annually by the Manager in consultation with the Directors.

In setting the recommended salary of the Chief Financial Officer, the Corporate Governance Committee takes into consideration the salaries paid to other executive officers in the power generation and utilities sectors.

Annual Bonus Incentive

The annual performance bonus is a short-term variable element of compensation and payments which is linked to the performance of the Corporation and each executive’s contribution to that performance. Bonuses are calculated and paid annually under the bonus plan. The allocation of bonuses among all participants is determined annually by the Manager in consultation with the Board.

On December 21, 2009 the Board of Directors appointed Ian E. Robertson Chief Executive Officer of the Corporation and Chris Jarratt as Vice-Chairman of the Corporation. The Board of Directors has retained an outside compensation consultant to establish the compensation for the Chief Executive Officer and the Vice-Chairman for 2010.

The Chief Financial Officer is eligible for a discretionary annual bonus based on a percentage of his base salary if certain pre-set corporate, operational and personal goals are achieved. Each year, these goals and objectives are established with the goals and targets of the Corporation for that year.

External Management Contract Incentives

The Corporation’s 2009 annual incentive compensation for the Manager was based on goals established and approved by the Directors as contained in the Management Agreement. Achieving the Corporation’s ongoing Distributable Cash was established as the funding goal for the Incentive Fee compensation for the Named Executive Officers (excluding the Chief Executive Officer and Chief Financial Officer).

The Directors chose Distributable Cash as the funding factor because it is strongly correlated with an important element of total Shareholder returns, it largely reflects management’s performance in operating the Corporation and is the primary measure by which the Corporation communicates forward-looking financial information to the investment community. The Incentive Fee for any calendar year shall be equal to 25% of the Distributable Cash in the calendar year in excess of $0.92 per Share, multiplied by the weighted average number of Shares outstanding during the year calculated in accordance with the Management Agreement. No payment with regard to this Incentive Fee has been earned for 2009 by the Manager.

Performance Graph

The following graph compares the Corporation’s cumulative total Shareholder return (assuming an investment of $100 on January 1, 2005) on the units of the Fund (the “Units”) during the period January 1, 2005 to October 27, 2009 and on the Shares during the period October 27, 2009 to December 31, 2009 with the cumulative returns of the S&P/TSX Composite Stock Index during the period January 1, 2005 to December 31, 2009. The data is provided for Units prior to October 27, 2009 and for Shares on and after October 27, 2009 as pursuant to the unit exchange offer, unitholders of the Fund exchanged their Units for Shares on a one-for-one basis effective October 27, 2009.

Algonquin Power & Utilities Corp. Relative Performance

Value of $100 Invested on Jan 1, 2005

(Assuming reinvestment of all distributions)

The remuneration structure of the Manager is established in the Management Agreement. Remuneration is not based on any specific relationship to the performance of the Corporation, taking into consideration the interests of the Corporation and the Shareholders. The Management Agreement motivates the Manager to maintain and grow cash available for distribution to Shareholders through an incentive that pays the Manager a fee of 25% on all Distributable Cash generated in excess of $0.92 per Share. In 2009, the Manager was not paid an incentive fee since Distributable Cash for the year ending December 31, 2009 did not exceed $0.92 per Share. Additional incentives may be provided from time to time linked to very specific performance objectives as determined by the Directors in their sole discretion.

Summary Compensation Table

The following table sets forth information concerning compensation earned from the Corporation and its subsidiaries for the financial year of the Corporation ended December 31, 2009 for each of the individuals who were at December 31, 2009, the Chief Executive Officer, the Chief Financial Officer and the executive officers of the Manager (whose total annual salary and bonus for the fiscal year ended December 31, 2009 exceeded $150,000), to the extent such compensation is attributable to the Management Fees or other payments from the Corporation to the Manager for the Management Services (collectively the “Named Executive Officers”).

Due to the fact that Hydrogenics Corporation, which was the name of the Corporation prior to October 27, 2009, transferred all of its operations and assets, other than certain tax attributes, to a new corporation, and the former shareholder of Hydrogenics Corporation became shareholders of such new corporation, pursuant to a Plan of Arrangement, information regarding Hydrogenics Corporation prior to October 27, 2009 is not relevant to the Corporation and will not be useful to the reader. Additionally, since the Fund became a subsidiary of the Corporation and the Fund continues to carry on the same business following the transaction, information provided in the Circular for the period prior to October 27, 2009 is the Fund’s information. As a result, the information below relates to all compensation paid by the Corporation for the period commencing on October 27, 2009 and the Fund for the 2009 and 2008 years.

In light of significant changes to the requirements, content and format for executive disclosure made by the Canadian Securities Administrators, the Corporation has reported compensation in the Summary Compensation Table and footnotes below for the 2009 and 2008 fiscal years only, in accordance with those requirements. Disclosure of compensation for prior periods, in accordance with applicable requirements, can be found in the Fund’s Management Information Circular dated March 20, 2008.

No other executive officers of the Manager provided Management Services to the Fund or the Corporation during the fiscal year ended December 31, 2009, other than those executive officers of the Manager listed in the table below.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Share- Based Awards ($)	Option- Based Awards ($)	Non-Equity Incentive Plan Compensation ($)		All Other Compensation ($)	Total Compensation ($)
					Annual Incentive Plans	Long- Term Incentive Plans

Ian Robertson(1) Chief Executive Officer, Algonquin Power & Utilities Corp. and Vice- President and Director, Algonquin Power Management Inc.	2009	174,370					54,437	228,807
	2008	174,697	—	—	—	—	89,841	264,538

David Bronicheski(2) Chief Financial Officer, Algonquin Power & Utilites Corp.	2009	211,846			71,000		31,402	314,248
	2008	201,923	—	—	50,000	—	25,119	277,042

Chris Jarratt(1) Chief Executive Officer and Director, Algonquin Power Management Inc.	2009	174,370					52,752	227,122
	2008	174,697	—	—	—	—	50,493	216,437

David Kerr(1) Vice-President, Secretary and Director, Algonquin Power Management Inc.	2009	174,370					48,525	222,895
	2008	174,697	—	—	—	—	41,740	216,437

Notes:

(1)	In 2009, the Manager was paid Management Fees totalling $681,148. No incentive fees were paid in 2009. In 2009 only the amounts in the table noted above were paid by the Manager directly to Messrs. Jarratt, Robertson and Kerr as executive compensation. In 2008, the Manager was paid Management Fees and Incentive Fees totalling $1,046,072 comprised of an Annual Fee of $681,148, construction incentive fees for the Sanger repowering project and the BCI facility construction project of $124,924 and $240,000 in connection with the Highground business combination transaction. In 2008, only the amounts in the table noted above were paid by the Manager directly to Messrs. Jarratt, Robertson and Kerr as executive compensation.
(2)	The annual incentive plan amount for Mr. Bronicheski represents his discretionary bonus.
(3)	The Manager was reimbursed a total of $30,000 by the Fund for life insurance policies for which an affiliate of the Manager, Algonquin Power Corporation Inc., is the beneficiary. Messrs. Jarratt, Robertson, Kerr and one other individual are the sole shareholders of Algonquin Power Corporation Inc. As at December 31, 2009, the policies had a total cash surrender value of $243,538.

The following chart sets out in detail “All Other Compensation” earned by the Named Executive Officers as reported in the Summary Compensation Table above.

		Perquisites			Other Compensation
Name	Year	Car Allowance ($)	Other Perquisites ($)	Total ($)	Insurance Premiums (1) ($)	Savings Plan Contributions ($)	Total All Other Compensation ($)

Chris Jarratt	2009	6,000	9,458	15,458	26,832	10,462	52,752
	2008	6,000	7,362	13,362		10,698	50,493

Ian Robertson	2009	6,000	9,266	15,266	28,709	10,462	54,437
	2008	6,000	9,930	15,930	63,213	10,698	89,841

David Kerr	2009	6,000	8,882	14,882	23,181	10,462	48,525
	2008	6,000	6,786	12,786	18,255	10,698	41,740

David Bronicheski	2009	11,963	4,590	16,553	2,138	12,711	31,402
	2008	8,548	3,045	11,593	1,411	12,115	25,119

Notes:

(1)	Insurance premiums include life, disability and MRP (Medical Reimbursement Plan) amounts.

Standardized Arrangements

Algonquin Power Trust, a wholly-owned subsidiary of the Corporation, entered into an executive employment agreement with Mr. Bronicheski, the Chief Financial Officer of the Corporation, on September 5, 2007 (the “Employment Agreement”).

Termination for Cause

If Mr. Bronicheski is terminated for cause, he will not be entitled to any advance notice of termination or payment in lieu of notice. Mr. Bronicheski may resign at any time during the term of the Employment Agreement by providing two weeks’ prior written notice to Algonquin Power Trust. Upon resignation, he will not be entitled to any payment other than any amounts that Algonquin Power Trust is required to pay in accordance with applicable laws, including payment of accrued but unused vacation and expenses owing.

Within twelve months following a change in control of Algonquin Power Trust, if Mr. Bronicheski is terminated or chooses to resign, Mr. Bronicheski is entitled to receive compensation equal to the following (i) a lump sum payment equal to 24 months of base salary (at the then applicable base salary rate), (ii) a lump sum payment equal to the average amount paid under the Bonus Plan for each of the three previous years; and (iii) continuation of benefits for 24 months.

Termination Without Cause

Upon termination without cause, Mr. Bronicheski is entitled to the following amounts in lieu of notice: (i) a lump sum payment equal to 24 months of base salary (at the then applicable base salary rate), (ii) a lump sum payment equal to the average amount paid under the Bonus Plan for each of the three previous years; and (iii) continuation of benefits for 24 months.

Summary Table

Assuming that the triggering event requiring the foregoing payments occurred on December 31, 2009 and that the Executive Employment Agreements and the Employment Agreement were in effect on such date (the actual effective date of the Executive Employment Agreements being January 1, 2010), the Named Executive Officers would be entitled to receive the following incremental amounts:

Named Executive Officer	Type of Termination	Salary Entitlement ($)	Bonus Entitlement ($)	Options ($)	Share- Based Awards ($)	Benefits ($)	Total Payout ($)
David Bronicheski	Termination without Cause Change of Control Disability	408,000	60,500	N/A	N/A	62,804	531,304

Director Compensation

Directors are entitled to receive remuneration from the Corporation in the amount of $24,000 per year. As well, the Chairperson of each of the Board, the Audit Committee and the Corporate Governance Committee are entitled to receive additional remuneration from the Corporation in the amount of $5,000 per year.

Directors are also entitled to receive additional remuneration for attending meetings of the Board or of a committee of the Board in the amount of $1,500 per meeting in person and $750 for meetings attended by telephone. The Directors are entitled to be reimbursed for their reasonable out-of-pocket expenses incurred in connection with the conduct of Corporation’s business. In the fiscal year ended December 31, 2009, the Corporation and the Fund collectively paid each Director/Trustee a total of $89,750 on account of retainer and meeting attendance fees, with the exception of Chris Huskilson to whom the Corporation and the Fund paid a total of $31,750 on account of retainer and meeting attendance fees for the period from July 27, 2009, the date on which he became a Trustee, to December 31, 2009.

Director Compensation Table

Director	Fees Earned (1) ($)	Share- Based Awards ($)	Option- Based Awards ($)	Non-equity Incentive Plan Compensation ($)	Pension Value ($)	All other Compensation ($)	Total ($)

Kenneth Moore Chairman of the Board	89,750	—	—	—	—	—	89,750

Christopher J. Ball Chairman of the Audit Committee	89,750	—	—	—	—	—	89,750

George Steeves Chairman of the Corporate Governance Committee	89,750	—	—	—	—	—	89,750

Christopher Huskilson	31,750	—	—	—	—	—	31,750

Notes:

(1)	Amounts disclosed represent the aggregate remuneration paid to each Director for (a) attending quarterly meetings, the annual Shareholder meeting, the annual budget approval meeting and business development meetings; and (b)if applicable, acting as chair of the Board and Board committees.

Indebtedness of Directors and Others

The following table sets out the aggregate indebtedness as at May 20, 2010 of all current and former executive officers, employees, directors or nominee directors of the Corporation or the Manager or any of their subsidiaries, to the Corporation and any of its subsidiaries, and to other entities if the indebtedness to such other entities is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

AGGREGATE INDEBTEDNESS ($)
Purpose	To the Corporation or its Subsidiaries	To Another Entity
Share Purchases	Nil	Nil
Other	Nil	Nil

Securities Purchase Loan Program for Directors

The following table sets out the indebtedness of the Directors and executive officers of the Corporation (including any person who, during the financial year ended December 31, 2009, was, but is not at the date of this Circular, a director or executive officer of the Corporation), nominees for election as Directors, and any associates of any of the foregoing persons, during the financial year ended December 31, 2009 to the Corporation or its subsidiaries. The Corporation acted as lender to the Directors as part of a securities purchase and loan program.

Name and Principal Position	Largest Amount Outstanding During the Financial Year Ended December 31, 2009 ($)	Amount Outstanding —, 2010 ($)	Financially Assisted Securities Purchased (#)	Security for Indebtedness	Amount Forgiven During Year Ended December 31, 2009 ($)	Total Shares beneficially held including those purchased under the program (#)

Christopher Ball(1) , Current and Proposed Nominee Director of the Corporation	75,000	Nil	11,200 Shares of the Corporation (2)	Pledge of the securities purchased	N/A	24,200

Kenneth Moore(1) , Current and Proposed Nominee Director of the Corporation	75,000	Nil	12,000 Shares of the Corporation	Pledge of the securities purchased	N/A	18,000

George Steeves(1) , Current and Proposed Nominee Director of the Corporation	67,500	Nil	11,100 Shares of the Corporation (3)	Pledge of the securities purchased	N/A	17,241

Notes:

(1)	The loans made by the Fund to Messrs. Ball, Moore and Steeves were provided on March 10, 2008 for purposes of enabling such individuals to purchase additional units of the Fund. The loans are subject to promissory notes issued in favour of the Fund which are payable upon demand and bear interest at the rate prescribed by the Canada Revenue Agency quarterly. These units were exchanged for Shares on October 27, 2009 pursuant to the Transaction.
(2)	These 11,200 Units were acquired by Cyntoria Financial Services Inc. (a private corporation owned by Mr. Ball and his spouse). Mr. Ball exercises control and direction over the Units owned by Cyntoria Financial Services Inc. These units were exchanged for Shares on October 27, 2009 pursuant to the Transaction.
(3)	Mr. Steeves directly owns 14,327 units and Mr. Steeves’ spouse owns 2,914 units. Mr. Steeves exercises control and direction over the units owned by his spouse. These units were exchanged for Shares on October 27, 2009 pursuant to the Transaction.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”) of the Canadian Securities Regulators requires the disclosure by each listed reporting issuer of its approach to corporate governance. This statement discloses the Corporation’s corporate governance practices.

The Directors consider that the Corporation has complied with the guidelines set out in the NP 58-201 (the “Guidelines”) to the extent reasonably possible given its structure and agreements with the Manager.

Directors

In accordance with National Instrument 52-110 – Audit Committees (“NI 52-110”), a Director is independent if the Director has no direct or indirect material relationship with the Corporation. A “material relationship” is in turn defined as a relationship which could, in the view of the Corporation, be reasonably expected to interfere with such Director’s independent judgment. In determining whether a particular Director is “independent”, the Corporation considers the factual circumstances of each Director in the context of the Guidelines.

Based upon information provided by the Directors as to their individual circumstances, the Corporation has determined that all of the Directors, including Kenneth Moore, the Chair of the Board, are “independent” within the meaning of NI 52-110 for the following reasons: (a) the Directors are entirely independent of the Manager; (b) none of them has received remuneration from the Corporation in excess of Director retainers or fees; and (c) none of them has a material relationship with the Corporation (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Corporation) other than as a Director. None of these individuals could therefore be reasonably perceived to be in a position that might materially interfere with their independent judgment and their ability to act in the best interests of the Corporation.

Summary of Director/Trustee and Committee Meetings During 2009

Meeting Type	Number of Meetings
Director/Trustee	48(1)
Audit Committee	4
Corporate Governance Committee	1

Total number of meetings held	52

Notes:

(1)	Of the 48 Director/Trustee meetings held in 2009, 39 meetings were held to discuss regular Corporation business and 9 meetings were held to discuss business development related items.

Summary of Attendance for Director/Trustee and Committee Meetings During 2009

The following table sets forth the summary of attendance for trustee and committee meetings for the Fund prior to October 27, 2009 and for director and committee meetings for the Corporation after October 27, 2009. This information is provided as the current directors of the Corporation are also the trustees of the Fund and performed such function prior to the Transaction.

Director/Trustee	Director/Trustee Meetings (1)	Board Committee Meetings
Kenneth Moore	48 of 48	5 of 5
Christopher Ball	48 of 48	5 of 5
George Steeves	48 of 48	5 of 5
Christopher Huskilson(2)	15 of 48	1 of 5

Notes:

(1)	The Director’s written mandate requires the Directors to hold meetings at least annually (either regularly scheduled or unscheduled) at which management of the Corporation or the Manager is not present. Since January 1, 2009, there have been 6 meetings of the Directors in the absence of members of management of the Corporation or the Manager.
(2)	Chris Huskilson became a trustee of the Fund on July 27, 2009 and subsequently became a Director of the Corporation following the Transaction.

Directorships

Other than as disclosed below, none of the proposed nominees for election as Directors serves as a director on the board of directors of a public company. All of the proposed nominees for election as Directors serve as trustees of the Fund. In addition, Mr. Chris Huskilson currently serves as a director on the board of directors of Emera Inc., Nova Scotia Power Inc., ICD Utilities Ltd., St. Lucia Electricity Services Ltd. and Bangor Hydro-Electric Company and Ian Robertson currently serves as a director of North Peace Energy Corp.

Mandate of the Directors

The Directors have a written mandate to set the strategic direction of the Corporation and to oversee its implementation by management of the Corporation and the Manager. A copy of the Director mandate is set forth in Schedule “A”.

Position Descriptions

The Directors have developed position descriptions for the Chair of the Board and the Chair of each committee of the Board (the “Committee Chairs”) in order to delineate their respective roles and responsibilities.

The position description of the Chair of the Board requires that the Chair provide leadership for the Directors and serves as chair of Board and Shareholders’ meetings. The Chair of the Board also:

(a)	in consultation with members of the Board and management of the Corporation, sets the agenda for each meeting of the Board;

(b)	provides input to the Corporate Governance Committee on its recommendation to the Board for approval of (i) candidates for nomination or appointment to the Board; and (ii) members and chairs of committees of the Board;

(c)	assesses whether the Directors and their committees have appropriate administrative support, access to personnel of the Corporation and access to outside advisors for the purposes of the Board fulfilling its mandate;

(d)	in consultation with the Corporate Governance Committee, leads the review and assessment of Board meeting attendance, performance and compensation of the Board and individual directors and the composition of the Board; and

(e)	executes all contracts, documents or instruments in writing which require his signature.

The position description for the Committee Chairs provides that each Committee Chair shall:

(a)	chair all committee meetings;

(b)	provide leadership for the committee;

(c)	act as the communication link between the Board and the applicable committee;

(d)	review formal communications from the committee to the Board before dissemination to the Board;

(e)	ensure that all matters requiring committee review or approval are brought to the committee in a timely and appropriate manner;

(f)	co-ordinate, in consultation with the Chair of the Board, the agenda, information packages and related events for committee meetings with senior management of the Corporation; and

(g)	set the frequency of committee meetings and review such frequency from time to time as considered appropriate or as requested by the Board.

Audit Committee

The Board has established an audit committee (“Audit Committee”) comprised of Christopher Ball (Chairman), Kenneth Moore and George Steeves, all of whom are independent and financially literate for purposes of NI 52-110.

The responsibilities and operation of the Audit Committee are more particularly set out in the Corporation’s Audit Committee Charter, a copy of which is included as Schedule “D” to the annual information form of the Corporation dated March 31, 2010 (the “Annual Information Form”), a copy of which is available on SEDAR at www.sedar.com.

Corporate Governance Committee

The Board has also established a Corporate Governance Committee comprised of George Steeves (Chairman), Christopher Huskilson and Kenneth Moore, all of whom are independent Directors.

The Corporate Governance Committee, which also serves as the Director nominating and evaluating committee and the compensation committee of the Corporation, is responsible for reviewing the Corporation’s corporate governance practices and Director compensation. The Committee will also consider from time to time the effectiveness of the Board and whether an increase to the number of Directors is warranted.

Orientation and Continuing Education

When a new Director is appointed or elected, the Corporate Governance Committee is responsible for, among other things, assessing the orientation needs of such new Director and overseeing the development by the management of an orientation program for such Director. In addition, the Corporate Governance Committee is responsible for assessing the development needs of each Director and establishing Director development programs.

Ethical Business Conduct

The Corporation has adopted a written code of business conduct and ethics (the “Code of Ethics”) to assist all Directors, employees, officers, directors, agents and contractors of the Corporation and each of its subsidiary entities, (collectively, “Algonquin Representatives”). A copy of the Code of Ethics may be obtained upon request to the Corporation at the following address: 2845 Bristol Circle, Oakville, Ontario L6H 7H7 or on SEDAR at www.sedar.com.

The Board is ultimately responsible for the implementation and administration of the Code of Ethics and has designated a compliance officer (the “Compliance Officer”) to assist the Board in this regard. The Compliance Officer is responsible for, among other things, monitoring compliance with the Code of Ethics and will provide a report to the Board on a quarterly basis on investigations and other significant matters arising under the Code of Ethics.

The Corporation has established confidential reporting procedures in order to encourage Algonquin Representatives to raise concerns regarding matters addressed by the Code of Ethics on a confidential basis free from discrimination, retaliation or harassment. The Board believes this encourages and promotes a culture of ethical business conduct. A violation of the Code of Ethics may result in disciplinary action, which may include termination of an Algonquin Representative’s relationship with the Corporation or its subsidiary entities.

The Board has not granted any waivers of the Code of Ethics in favour of a Director or executive officer of the Corporation or the Manager and, accordingly, no material change report has been required or filed during the most recently completed financial year that pertains to any conduct of a Director or executive officer of the Corporation or the Manager that constitutes a departure from the Code of Ethics.

Nomination of Directors

Due to the small number of Directors, the Board has not created a separate nominations committee. The Corporate Governance Committee serves as the Director nominating and evaluation committee and will recommend new Directors as the need arises. As noted above, all of the members of the Corporate Governance Committee are independent Directors, which the Corporation believes encourages an objective nomination process.

Compensation

The Corporate Governance Committee, which is composed entirely of independent Directors, is also responsible for reviewing Director compensation on an annual basis, or more frequently if required, in light of the risks involved in being an effective Director. In addition, in consultation with management, the Corporate Governance Committee will make recommendations to the Board regarding the compensation of executive officers of the Corporation and produce a report concerning executive compensation in compliance with Canadian securities law requirements. The process by which executive compensation is established is described above under the heading “Statement of Executive Compensation”.

Assessments

The responsibilities of the Corporate Governance Committee also include assessing, at least annually by using a written questionnaire which is completed by all Directors, the effectiveness and contribution of the Board as a whole, the chairs of the Audit Committee and the Corporate Governance Committee and each of the individual Directors.

In addition, the Chair of the Board, in consultation with the Corporate Governance Committee, leads the review and assessment of Board meeting attendance, performance and compensation of the Board and individual Directors and the composition of the Board.

INTERESTS OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as disclosed in this Circular, no person who has been a director or executive officer of the Manager or the Corporation at any time since the beginning of the Corporation’s most recently completed financial year, nor any proposed nominee for election as director of the Corporation or any associate or affiliate of any such director, officer or proposed trustee, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed in this Circular, since commencement of the Corporation’s most recently completed financial year, the Corporation is not aware of any material interest, direct or indirect, of any informed person of the Corporation, any proposed Director or any associate or affiliate of any informed person or proposed Director, in any transaction or in any proposed transaction that has materially affected or would materially affect the Corporation.

OTHER BUSINESS

The Corporation knows of no matters to come before the Meeting other than the matters referred to in the accompanying notice of meeting.

ADDITIONAL INFORMATION

Copies of the Annual Information Form (together with the documents incorporated therein by reference), comparative financial statements of the Corporation for the fiscal year ended December 31, 2009, together with a report of the auditors thereon, management’s discussion and analysis of the Corporation’s financial condition and results of operations for the fiscal year ended December 31, 2009 and this Circular are available upon request from the Corporation at the following address: 2845 Bristol Circle, Oakville, Ontario, L6H 7H7. This information, together with other important information regarding the Corporation, may be found on SEDAR at www.sedar.com.

DIRECTORS’ APPROVAL

The contents and the sending of this Circular have been approved by the Directors.

DATED as of this 20th day of May, 2010.

By order of the Board of Directors

(Signed)	Kenneth Moore

Schedule “A”

ALGONQUIN POWER & UTILITIES CORP.

MANDATE OF

THE BOARD OF DIRECTORS

1.	PURPOSE

1.1	The board of directors (the “Board”) of Algonquin Power & Utilities Corp. (the “Corporation”) has the power and authority to supervise the activities and manage the investments and affairs of the Corporation. The Board, directly and through its committees, shall manage, or supervise the management of, the business and affairs of the Corporation.

2.	MEMBERSHIP, ORGANIZATION AND MEETINGS

2.1	General - The composition and organization of the Board, including: the number, qualifications and remuneration of directors; residency requirements; quorum requirements; meeting procedures and notices of meetings are as established by the Corporation’s articles of incorporation (the “Articles”) and by-laws (the “By-Laws”), as amended and restated from time to time.

2.2	Independence - The Board shall establish independence standards for the Board in accordance with the binding requirements of any stock exchanges on which the Corporation’s securities are listed and all other applicable laws (collectively, the “Applicable Requirements”), and, at least annually, shall determine the independence of each director in accordance with these standards. A minimum of a majority of the Board shall be independent in accordance with these standards.

2.3	Access to Management and Outside Advisors - The Board shall have unrestricted access to the management and employees of the Corporation and its subsidiary entities. The Board shall have the authority to retain external legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities and to set and pay the respective compensation of these advisors without consulting or obtaining the approval of any Corporation officer. The Corporation shall provide appropriate funding, as determined by the Board, for the services of these advisors.

2.4	Secretary and Minutes - The Board shall request that an officer of the Corporation, external legal counsel or any other person act as secretary of each meeting of the Board. Minutes of meetings of the Board shall be recorded and maintained and subsequently presented to the Board for approval.

2.5	Meetings Without Management - The Board shall, at least annually, hold unscheduled or regularly scheduled meetings, or portions of regularly scheduled meetings, at which members of management of the Corporation are not present.

3.	FUNCTIONS AND RESPONSIBILITIES

The Board shall have the functions and responsibilities set out below. In addition to these functions and responsibilities, the Board shall perform such duties as may be required by the Applicable Requirements, the Articles and the By-Laws.

3.1	Strategic Planning

a.	Strategic Plans - At least annually, the Board shall review and, if advisable, approve the Corporation’s strategic planning process and short- and long-term strategic plans prepared by management of the Corporation. In discharging this responsibility, the Board shall review the plans in light of management’s assessment of emerging trends, opportunities, the competitive environment, risk issues and significant business practices.

b.	Business Plans - The Board shall review and, if advisable, approve the Corporation’s annual business plans.

c.	Monitoring - At least annually, the Board shall review management’s implementation of the Corporation’s strategic and business plans. The Board shall review and, if advisable, approve any material amendments to, or variances from, these plans.

3.2	Risk Management

a.	General - At least annually, the Board shall, with the assistance of the Audit Committee, review reports provided by management of the Corporation of material risks associated with the businesses and operations of the Corporation’s subsidiary entities, review the implementation by management of systems to manage these risks and review reports by management relating to the operation of and any material deficiencies in these systems.

b.	Verification of Controls - The Board shall, with the assistance of the Audit Committee, verify that internal, financial, non-financial and business control and information systems have been established by management and that the Corporation is applying appropriate standards of corporate conduct for these controls.

3.3	Human Resource Management

a.	General - At least annually, the Board shall, with the assistance of management, review the Corporation’s approach to human resource management and executive compensation.

b.	Succession Review - At least annually, the Board shall, with the assistance of the Corporate Governance Committee, as applicable, review the Chair of the Board and the senior management succession plans of the Corporation, including its Chief Executive Officer.

c.	Integrity of Senior Management - The Board shall, to the extent feasible, satisfy itself as to the integrity of senior management of the Corporation.

3.4	Corporate Governance

a.	General - At least annually, the Board shall, in conjunction with the Corporate Governance Committee, review the Corporation’s approach to corporate governance.

b.	Board Independence - At least annually, the Board shall, in conjunction with the Corporate Governance Committee, evaluate the independence standards established by the Board and the Board’s ability to act independently from management in fulfilling its duties.

c.	Ethics Reporting - At least annually, the Board shall, in conjunction with the Corporate Governance Committee, review reports provided by management relating to compliance with, or material deficiencies of, the Corporation’s Code of Business Conduct and Ethics.

3.5	Financial Information

a.	General - At least annually, the Board shall, in conjunction with the Audit Committee, review the Corporation’s internal controls relating to financial information and reports provided by management on material deficiencies in, or material changes to, these controls.

b.	Integrity of Financial Information - The Board shall, in conjunction with the Audit Committee, review the integrity of the Corporation’s financial information and systems, the effectiveness of internal controls and management’s assertions on internal control and disclosure control procedures.

3.6	Communications

a.	General - At least annually, the Board in conjunction with management shall review the Corporation’s overall communications strategy, including measures for receiving feedback from the Corporation’s shareholders.

b.	Disclosure - At least annually, the Board shall review management’s compliance with the Corporation’s disclosure policies and procedures. The Board shall, if advisable, approve material changes to the Corporation’s disclosure policies and procedures.

3.7	Committees of the Board

a.	Board’s Committees - The Board has established the following committees of the Board: the Audit Committee and the Corporate Governance Committee. Subject to applicable law and the Articles and By-Laws of the Corporation, the Board may establish other committees or merge any committee of the Board with any other committee of the Board.

b.	Committee Charters - The Board has approved charters for each committee and shall approve charters for each new committee of the Board. At least annually, each charter shall be reviewed, and, based on recommendations of the Corporate Governance Committee and the Chair of the Board, as applicable, approved by the Board.

c.	Delegation to Committees - The Board has delegated for approval or review the matters set out in each committee’s charter to that committee.

d.	Consideration of Committee Recommendations - As required, the Board shall consider for approval the specific matters delegated for review to committees of the Board.

e.	Board/Committee Communication - To facilitate communication between the Board and each committee of the Board, each committee chair shall provide a report to the Board on material matters considered by the committee at the first Board meeting after each meeting of the committee.

4.	ORIENTATION AND EVALUATION

4.1	Each new director shall participate in an orientation program for the Board.

4.2	At least annually, the Board shall evaluate and review the performance of the Board, each of its committees, each of the directors and the adequacy of this mandate.

5.	CURRENCY OF MANDATE

This mandate was approved by the Board of Directors of Algonquin Power & Utilities Corp. as of May 6, 2010.

Schedule “B”

MANAGEMENT INTERNALIZATION RESOLUTION

RESOLVED that:

(a)	The acquisition by the Corporation of the Management Agreement pursuant to the Transfer Agreements (as each such term is defined in the management information circular of the Corporation dated May 20, 2010), and the delivery of Shares of the Corporation to the vendors under the Transfer Agreements, are hereby approved.

(b)	Any one officer or director of the Corporation is authorized to take such steps or execute such documents, whether or not under corporate seal, which are in his or her opinion necessary or advisable in order to give effect to this resolution.

Schedule “C”

FAIRNESS OPINION

(Attached)

November 19, 2009

Independent Directors

Algonquin Power & Utilities Corporation

2845 Bristol Circle

Oakville, Ontario

L6H 7H7

Canada

Attention:	Mr. Kenneth Moore,
Lead Independent Director

To the Independent Directors:

The Independent Directors (the “Independent Directors”) of Algonquin Power & Utilities Corporation (the “Company” or “Algonquin Power”) have requested our opinion (the “Opinion”) as to the fairness, from a financial point of view, to the shareholders of Algonquin Power (the “Shareholders”), of the 1,158,749 shares of Algonquin Power common shares (the “Consideration”) to be paid to assignees of Algonquin Power Management Inc. (“APMI” or the “Manager”) as compensation for the termination of the management agreement dated as of April 30, 2008 (the “Management Agreement”) between APMI and Algonquin Power Income Fund (“APIF”), a wholly-owned subsidiary of the Company, pursuant to the individual Transfer Agreements, each dated as of December 21, 2009 (the “Agreement”), between the Company and the assignees of APMI.

The Independent Directors retained Blair Franklin Capital Partners Inc. (“Blair Franklin”) effective June 12, 2009 and the Independent Directors and Blair Franklin executed an engagement agreement dated June 12, 2009 (the “Engagement Agreement”). The Engagement Agreement provides for the payment to Blair Franklin of fees for financial advisory services, including fees payable upon the delivery of the Opinion. Our fees are not contingent on the completion of the transaction contemplated in the Agreement nor on the conclusions reached herein. In addition, Blair Franklin is to be reimbursed for its reasonable out-of-pocket expenses and is to be indemnified by the Company in certain circumstances.

Blair Franklin is not an insider, associate or affiliate (as such terms are defined in the Securities Act (Ontario)) of Algonquin Power, APMI or any of their respective associates or affiliates. Blair Franklin has not provided any financial advisory services or participated in any financing involving Algonquin Power, APMI, or any of their respective associates or affiliates within the past twenty-four months, other than services provided under the Engagement Agreement.

In preparing the Opinion, Blair Franklin has reviewed and relied upon, among other things: (i) Annual reports to Shareholders of the Company for the three fiscal years ended December 31, 2008; (ii) certain interim quarterly reports; (iii) certain internal financial analyses and forecasts for the Company prepared by its management; (iv) all material agreements between the Company and APMI, including the Management Agreement; (v) discussions with the senior management of Algonquin Power regarding its business operations, competitive positioning and financial results and prospects; (vi) certain press releases made by Algonquin Power in the past two years; (vii) drafts of the Agreements and other relevant transaction documents as of December 21, 2009; (ix) certain analyses provided by the compensation consultants to the Independent Directors and associated discussions with the compensation consultants; (x) certificate provided to us by senior officers of the Company as to certain factual matters; (xi) various industry and financial market information; and (xii) such other information, documentation, analyses and discussions that we considered relevant in the circumstances.

Blair Franklin has not, to the best of its knowledge, been denied access by Algonquin Power to any information that has been requested.

Representatives of the Company have represented to Blair Franklin in a certificate delivered as at the date hereof, among other things, that (i) with the exception of forecasts, projections or estimates provided to Blair Franklin, the Information provided orally by, or in writing by, the Company or any of its subsidiaries or their respective agents to Blair Franklin relating to the Company for the purpose of preparing this Opinion was, at the date that the Information was provided to Blair Franklin, and is, at the date hereof, together with all other documents which have been filed by the Company in compliance with its obligations under applicable securities laws (and to the extent not superseded by a subsequent filing), complete, true and correct in all material respects and did not and does not contain any untrue statement of a material fact in respect of the Company and did not and does not omit to state a material fact in respect of the Company necessary to make the Information not misleading in light of the circumstances under which the Information was made or provided; and that (ii) since those dates on which the Information was provided to Blair Franklin, except as was disclosed in writing to Blair Franklin, or as publicly disclosed, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business or operations of the Company and no material change has occurred in the Information or any part thereof which would have, or which would reasonably be expected to have, a material effect on the Opinion.

2

Blair Franklin has conducted such analyses, investigations and testing of assumptions as were considered by Blair Franklin to be appropriate in the circumstances for the purposes of arriving at its opinion as to the fairness, from a financial point of view, to the Shareholders, of the Consideration to be paid by the Company pursuant to the Transfer Agreements.

With the Independent Directors’ approval and as provided in the Engagement Agreement, Blair Franklin has relied, without independent verification, upon the completeness, accuracy and fair presentation in all material respects of all financial information and the completeness and accuracy of the other information, data, advice, opinions and representations obtained by it from public sources, management of Algonquin Power, its respective associates and affiliates and advisors or otherwise (collectively, the “Information”) and we have assumed that the historical information included in the Information did not omit to state any material fact or any fact necessary to be stated or necessary to make that Information not misleading in light of the circumstances in which it was made. This Opinion is conditional upon the completeness, accuracy and fair presentation of such Information. Subject to the exercise of professional judgment and except as described herein, Blair Franklin has not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information. With respect to the forecasts, projections or estimates provided to Blair Franklin and used in the analysis supporting the Opinion, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of Algonquin Power as to the matters covered thereby at the time of preparation and, in rendering the Opinion, we express no view as to the reasonableness of such forecasts or budgets or the assumptions on which they are based.

The Opinion is rendered on the basis of the securities markets, economic, financial and general business conditions prevailing as at the date hereof and the conditions, financial and otherwise, of Algonquin Power, and its respective subsidiaries and affiliates, as they were reflected in the Information and as they were represented to Blair Franklin in discussions with management of Algonquin Power. In its analyses and in preparing the Opinion, Blair Franklin made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Blair Franklin or any party involved in the transaction contemplated in the Agreement.

The Opinion has been provided to the Independent Directors of Algonquin Power for their use and may not be used or relied upon by any other person without the express prior written consent of Blair Franklin.

The Opinion is given as of the date hereof and Blair Franklin disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of Blair Franklin after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Opinion after the date hereof, Blair Franklin reserves the right to change, modify or withdraw the Opinion.

3

Blair Franklin believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.

Based upon and subject to the foregoing and such other matters as we considered relevant, Blair Franklin is of the opinion that, as of the date hereof, the Consideration to be paid by the Company for the Termination pursuant to the Agreement is fair, from a financial point of view, to the Shareholders.

Yours very truly,

BLAIR FRANKLIN CAPITAL PARTNERS INC.

4

Schedule “D”

RESOLUTION APPROVING SHAREHOLDER RIGHTS PLAN

RESOLVED that:

(a)	The adoption of the Shareholder Rights Plan, substantially in the form approved by the Board on May 6, 2010, to be established pursuant to a shareholder rights plan agreement to be entered between Algonquin Power & Utilities Corp. (the “Corporation”) and CIBC Mellon Trust Company, as rights agent, is hereby ratified, confirmed and approved.

(b)	Any one officer or director of the Corporation is authorized to take such steps or execute such documents, whether or not under corporate seal, which are in his or her opinion necessary or advisable in order to give effect to this resolution.

Schedule “E”

SUMMARY OF SHAREHOLDER RIGHTS PLAN

The following is a summary of the features of the Rights Plan as approved by the Board. This summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Rights Plan, a copy of which will be made available at www.algonquinpower.com or on SEDAR at www.sedar.com when the Rights Plan is entered into by the Corporation and the Rights Agent. The Rights Plan remains subject to changes and amendments. All capitalized terms used in this summary have the meanings given in the Rights Plan unless otherwise noted.

Issuance of Rights

One Right will be issued by the Corporation for each Common Share outstanding at the close of business on the date the Rights Plan comes into effect, and except as set forth in the Rights Plan, one Right will continue to be issued for each Common Share of the Corporation issued after the date the Rights Plan comes into effect and before the earlier of the Separation Time and the Expiration Time. Each Right entitles the registered holder thereof, after the Separation Time, to purchase from the Corporation six Common Shares at an Exercise Price equal to three times the Market Price per Common Share as at the Separation Time, subject to adjustment and certain anti-dilution provisions.

Rights are not exercisable until the Separation Time. If a Flip-in Event occurs, each Right entitles the holder thereof to receive, upon payment of the Exercise Price, Common Shares of the Corporation with an aggregate Market Price equal to two times the Exercise Price.

The Corporation is not required to issue or deliver Rights, or securities issuable upon the exercise of Rights, outside Canada or the U.S. where an issue or delivery of Rights would be against the law without registration of the relevant Persons or securities. The Board may establish procedures for the issue of these securities to a Canadian resident fiduciary, to hold Rights or other securities in trust for the Persons beneficially entitled to them, to sell such securities and to remit the proceeds to those Persons.

Trading of Rights

Until the Separation Time (or earlier termination or expiration), the Rights will be evidenced by the certificates representing the Common Shares of the Corporation and will be transferable only together with the associated Common Shares. After the Separation Time, separate certificates evidencing the Rights (Rights Certificates) will be mailed to holders of record of Common Shares (other than an Acquiring Person) as of the Separation Time. Rights Certificates will also be issued for Rights in respect of Common Shares issued after the Separation Time and before the Expiration Time, to each holder (other than an Acquiring Person) converting securities that are exchangeable for Common Shares after the Separation Time. Rights will trade separately from the Common Shares after the Separation Time.

Separation Time

The Separation Time is the close of business on the tenth Business Day after the earlier of (i) the Stock Acquisition Date, which is generally the first date of public announcement of facts indicating that a Person has become an Acquiring Person; (ii) the date of the start of, or first public announcement of, the intent of any Person (other than the Corporation or its Subsidiaries) to begin a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid); and (iii) the date upon which a Permitted Bid ceases to be a Permitted Bid, or such later date as may be determined by the Board acting in good faith. If a Take-over Bid expires, is cancelled, terminated or withdrawn prior to the Separation Time, it shall be deemed never to have been made.

Acquiring Person

In general, an Acquiring Person is a Person who is the Beneficial Owner of 20% or more of the Corporation’s outstanding Common Shares, excluding (i) the Corporation and its Subsidiaries, and (ii) any Person who becomes the Beneficial Owner of 20% or more of the outstanding Common Shares as a result of any one or a combination of an acquisition or redemption of Common Shares by the Corporation, a Permitted Bid Acquisition, an Exempt Acquisition, a Convertible Security Acquisition or a Pro Rata Acquisition.

In general:

(i)	a Permitted Bid Acquisition means an acquisition of Common Shares made pursuant to a Permitted Bid or a Competing Permitted Bid;

(ii)	an Exempt Acquisition means an acquisition of Common Shares

A.	for which the Board has waived the application of the Rights Plan;

B.	which was made on or before the Effective Date;

C.	which was made under any distribution reinvestment plan of the Corporation;

D.	which was made pursuant to the receipt or exercise of rights issued by the Corporation to all the holders of Common Shares (other than holders resident in a jurisdiction where such distribution is restricted or impracticable as a result of applicable law) to subscribe for or purchase Common Shares or Convertible Securities, provided that the Person does not acquire such rights from any Person other than the Corporation and provided that the Person does not thereby acquire a greater percentage of the Common Shares or Convertible Securities so offered than the percentage owned immediately before the acquisition;

E.	which was made pursuant to a distribution by the Corporation to the public of Common Shares or Convertible Securities made under a prospectus, provided that the Person does not thereby acquire a greater percentage of the Common Shares or Convertible Securities so offered than the percentage owned immediately before the distribution); or

F.	which was made pursuant to a distribution by the Corporation of Common Shares or Convertible Securities by way of a private placement or a securities exchange take-over bid circular or upon the exercise by an individual employee of options or rights granted under a stock option plan of the Corporation or rights to purchase securities granted under a share purchase plan of the Corporation;

(iii)	a Convertible Security Acquisition means an acquisition of Common Shares upon the exercise of Convertible Securities received by a Person pursuant to a Permitted Bid Acquisition, Exempt Acquisition or a Pro Rata Acquisition; and

(iv)	a Pro Rata Acquisition means an acquisition of Common Shares or Convertible Securities as a result of a distribution of Common Shares or a share split or other similar event acquired on the same pro rata basis as all other holders of Common Shares.

Also excluded from the definition of Acquiring Person are underwriters or members of a banking or selling group acting in connection with a distribution of securities by way of prospectus or private placement.

Beneficial Ownership

In general, a Person is deemed to Beneficially Own Common Shares actually held by others if those holdings are or should be grouped together for purposes of the Rights Plan. Included are holdings by the Person’s Affiliates (generally, a Person that controls, is controlled by, or under common control with another Person) and Associates (generally, spouses and relatives sharing the same residence). Also included are securities which the Person or any of the Person’s Affiliates or Associates has the right to acquire within 60 days (other than (i) customary agreements with and between underwriters and/or banking group and/or selling group members with respect to a public offering of securities; or (ii) pursuant to a pledge of securities in the ordinary course of business).

A Person is also deemed to Beneficially Own any securities that are Beneficially Owned by any other Person with whom the Person is acting jointly or in concert (Joint Actor). A Person is a Joint Actor with any Person who is a party to an agreement, arrangement or understanding with the first Person or an Associate or Affiliate of the first Person to acquire or offer to acquire Common Shares.

Institutional Shareholder Exemptions from Beneficial Ownership

There are several exemptions in the definition of Beneficial Ownership under which a Person is not considered to Beneficially Own a security. There are exemptions for institutional Shareholders which apply to:

(i)	an investment manager (Investment Manager) which holds securities in the ordinary course of business in the performance of its duties for the account of any other Person;

(ii)	a licensed trust company (Trust Company) acting as trustee or administrator for the estates of deceased or incompetent persons (Estate Account) or for other accounts (Other Account) and which hold the securities in the ordinary course of its duties for those accounts;

(iii)	the administrator or the trustee (Plan Trustee) of a pension fund or plan (a Plan) registered under applicable law and holds such security for the purposes of its activities as such an administrator or trustee;

(iv)	a Person who is a Plan or is a Person established by law (the Statutory Body), and its ordinary business or activity includes the management of investment funds for employee benefit plans, pension plans, insurance plans or various public bodies;

(v)	a Crown agent or agency; or

(vi)	a Person (Manager) that is the manager or trustee of a mutual fund (Mutual Fund) that is registered or qualified to issue its securities to investors under Canadian provincial or U.S. securities law or is a Mutual Fund.

The exemptions only apply so long as the Investment Manager, Trust Company, Plan Trustee, Plan, Statutory Body, Crown agent or agency, Manager or Mutual Fund is not making or has not announced an intention to make a Take-over Bid.

A Person is not considered to Beneficially Own a security because (i) the Person is a client of the same Investment Manager, an estate account or another account of the same Trust Company or Plan with the same Plan Trustee as another Person or Plan on whose account the Investment Manager, Trust Company or Plan Trustee, as the case may be, holds the security; or (ii) the Person is a client of an Investment Manager, an account of a Trust Company or a Plan, and the security is owned at law or in equity by the Investment Manager, Trust Company or Plan Trustee, as applicable.

Exemption for Permitted Lock-up Agreement

A Person is not considered to Beneficially Own any security where the holder of the security has agreed to tender or tendered that security pursuant to a Permitted Lock-up Agreement to a Take-over Bid made by the Person or the Person’s Affiliates or Associates or a Joint Actor until the tendered security is accepted unconditionally for payment or exchange or is taken up and paid for.

A Permitted Lock-up Agreement is generally an agreement between a Person and one or more holders of Common Shares who enter into a Permitted Lock up Agreement (a Locked-up Person) under which each Locked-up Person agrees to tender Common Shares to a Take-over Bid (referred to as a Lock-up Bid) and which allows the Locked-up Person to withdraw its Common Shares to tender them to another Take-over Bid or to support another transaction prior to the Common Shares being taken up and paid for under the Lock-up Bid: (i) at a price or value per Common Share that exceeds the price or value per Common Share offered under the Lock-Up Bid; or (ii) at an offer price for each Common Share that exceeds by at least a specified amount (Specified Amount) the offer price for each Common Share in the Lock-up Bid but that does not set out a Specified Amount that is greater than 7% of the offer price in the Lock-up Bid.

A Permitted Lock-up Agreement may contain a right of first refusal or require a period of delay to give the Person who made the Lock-up Bid an opportunity to match a higher price in another Take-over Bid or transaction. It may also contain a similar limitation on a Locked-up Person’s right to withdraw Common Shares from the Permitted Lock-up Agreement so long as the limitation does not prevent the Locked-up Person from withdrawing Common Shares during the period of the other Take-over Bid or transaction. Finally, under a Permitted Lock-up Agreement there are limits on “break-up” fees, “top-up” fees, penalties and expenses payable by a Locked-up Person if the Locked-up Person fails to deposit or tender Common Shares to the Lock-up Bid or withdraws Common Shares previously tendered in order to deposit or tender them to another Take-over Bid or support another transaction.

Flip-in Event

A Flip-in Event occurs when any Person becomes an Acquiring Person. If, prior to the Expiration Time, a Flip-in Event which has not been waived by the Board occurs, each Right (except for Rights Beneficially Owned by an Acquiring Person, an Affiliate or Associate of an Acquiring Person, a Joint Actor or a transferee of any such Person, which become null and void) will thereafter constitute, upon exercise, the right to purchase from the Corporation the number of Common Shares having a total Market Price on the date of the Flip-in Event equal to twice the Exercise Price for a cash amount equal to the Exercise Price (subject to anti-dilution adjustments). For example, if at the time of the Flip-in Event the Exercise Price is $150 and the Market Price of the Common Shares is $50, the holder of each Right would be entitled to purchase Common Shares having a total Market Price of $300 (that is, six Common Shares) for $150 (that is, a 50% discount from the Market Price).

Permitted Bid and Competing Permitted Bid

A Permitted Bid is a Take-over Bid made by a Person by way of a Take-over Bid circular and which also complies with the following:

(i)	the Take-over Bid is made to all holders of record of Common Shares, other than the Offeror;

(ii)	the Take-over Bid contains irrevocable and unqualified conditions that:

(A)	no Common Shares shall be taken up or paid for under the Take-over Bid before the close of business on a date at least 60 days after the date of the Take-over Bid;

(B)	unless the Take-over Bid is withdrawn, Common Shares may be deposited to the Take-over Bid any time before the close of business on the date of first take-up or payment for Common Shares and all Common Shares deposited to the Take-over Bid may be withdrawn at any time before the close of business on that date;

(C)	more than 50% of the outstanding Common Shares held by Independent Shareholders must be deposited to the Take-over Bid and not withdrawn at the close of business on the date of first take-up or payment for Common Shares; and

(D)	in the event that more than 50% of the outstanding Common Shares held by Independent Shareholders have been deposited to the Take-over Bid and not withdrawn as at the date of first take-up or payment for Common Shares under the Take-over Bid, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Common Shares for at least 10 Business Days from the date of the announcement.

A Competing Permitted Bid is a Take-over Bid that is made after any other Permitted Bid or another Competing Permitted Bid has been made but before the expiry of the Permitted Bid or another Competing Permitted Bid and that satisfies all the requirements of a Permitted Bid, other than the requirement that the bid remain open for 60 days, as long as it is open until the later of (i) the earliest date on which Common Shares may be taken-up or paid for under a Permitted Bid or Competing Permitted Bid that is then in existence; and, (ii) 35 days (or such other minimum number of days prescribed by applicable Ontario law) after the date of the Competing Permitted Bid.

Redemption, Waiver and Termination

(i)	Redemption of Rights on Approval of Holders of Common Shares and Rights. The Board acting in good faith may, after obtaining the prior approval of the holders of Common Shares or Rights, at any time before a Flip-in Event occurs, elect to redeem all of the then outstanding Rights at a Redemption Price of $0.000001 per Right, as adjusted for anti-dilution.

(ii)	Waiver of Inadvertent Acquisition. The Board acting in good faith may waive the application of the Rights Plan for any Flip-in Event if (i) the Board determines that a Person became an Acquiring Person unintentionally and without any knowledge or intent that it would become an Acquiring Person; and (ii) the Acquiring Person has reduced its Beneficial Ownership of Common Shares so that, at the time of waiver the Person is no longer an Acquiring Person.

(iii)	Deemed Redemption. If a Person who has made a Permitted Bid or a Take-over Bid for which the board has waived the Rights Plan completes the acquisition of the Common Shares, the board will be considered to have elected to redeem the Rights for the Redemption Price.

(iv)	Discretionary Waiver with Mandatory Waiver of Concurrent Bids. The Board acting in good faith may, after providing prior written notice to the Rights Agent, waive the application of the Rights Plan to a Flip-in Event occurring by way of a Take-over Bid made by means of a Take-over Bid circular sent to all holders of record of Common Shares. However, if the Board waives the application of the Rights Plan to such a Flip-in Event, it will be deemed to have waived the Rights Plan for any other Flip-in Event occurring by way of a Take-over Bid made by means of a Take-over Bid circular sent to all holders of record of Common Shares made before the expiry of a bid for which the waiver was or was deemed to have been granted.

(v)

Discretionary Waiver respecting Acquisition not by Take-over Bid Circular. The Board may, after obtaining the prior consent of the holders of Common Shares, determine, at any time before a Flip-in Event for which the application of the Rights Plan has not been waived, if the Flip-in Event would occur by an acquisition of Common Shares by some other means than under a Take-over Bid made by means of a Take-over Bid circular to all holders or record of Common Shares, or unintentionally if the Acquiring Person has reduced its holdings to below 20%, to waive the application of the Rights

Plan for that Flip-in Event. However, if the Board waives the application of the Right Plan to such a Flip-in Event, the Board will extend the Separation Time to a date within 10 Business Days after the meeting of Shareholders called to approve the waiver.

(vi)	Redemption of Rights on Withdrawal or Termination of Bid. Where a Take-over Bid that is not a Permitted Bid is withdrawn or terminated after the Separation Time and before the occurrence of a Flip-in Event, the Board may elect to redeem all the outstanding Rights at the Redemption Price. Upon such redemption, the Rights Plan shall continue to apply as if the Separation Time had not occurred, and the Separation Time will be deemed not to have occurred, the Board may elect to redeem all the outstanding Rights at the Redemption Price and the Corporation will be deemed to have issued replacement Rights to holders of Common Shares.

When Rights are redeemed, upon redemption they will, without further action or notice, terminate and the only right the holders of Rights will have is to receive the Redemption Price. Within 10 Business Days of any redemption of the Rights, the Corporation will notify the holders of the Common Shares or, after the Separation Time, the holders of the Rights of the redemption.

Anti-Dilution Adjustments

The Exercise Price of a Right, the number and kind of securities subject to purchase upon exercise of a Right, and the number of Rights outstanding will be adjusted in certain events, including but not limited to:

(i)	if there is a dividend payable in Common Shares or Convertible Securities (other than pursuant to any dividend reinvestment plan or a distribution payable in Common Shares in lieu of a regular periodic cash distribution) on the Common Shares, or a subdivision or consolidation of the Common Shares, or if there is an issue of Common Shares or Convertible Securities in respect of, in lieu of, or in exchange for Common Shares pursuant to certain transactions; or

(ii)	if the Corporation fixes a record date for the dividend to all holders of Common Shares of rights or warrants to acquire Common Shares or Convertible Securities, or if the Corporation fixes a record date for the dividend to all holders of Common Shares of evidences of indebtedness or assets (other than a regular periodic cash dividend or a dividend payable in Common Shares) or rights or warrants to acquire Common Shares.

Supplements and Amendments

The Corporation may make amendments to correct any clerical or typographical error or which are necessary to ensure the Rights Plan remains valid if there is any change in applicable law. Any changes made to maintain the validity of the Rights Plan and any other changes to the Rights Plan, other than amendments to correct any clerical or typographical error, will be subject to confirmation by the holders of the Common Shares or, after the Separation Time, the holders of the Rights.

The Board reserves the right to alter any terms of the Rights Plan or not proceed with the Rights Plan before the annual and special meeting of Shareholders to be held on June 23, 2010 (the “Meeting”) if it is in the best interests of the Corporation and its Shareholders to do so.

Expiration

The Rights Plan is effective from the Effective Date, being the effective date that the Corporation enters into the Shareholder Rights Plan Agreement with the Rights Agent, and will remain in force until the earlier of the Termination Time (the time at which the right to exercise Rights terminates under the Rights Plan) and the termination of the annual general meeting of the Shareholders of the Corporation in 2013, unless the Shareholders or Independent Shareholders, as applicable, approve the continuation of the Rights Plan at or before the annual general meeting of the Shareholders of the Corporation in 2013.

Schedule “F”

Stock Option Plan

ARTICLE 1

PURPOSE OF THE PLAN

1.1	The purpose of the Plan is to attract, retain and motivate persons as key service providers to the Corporation and its Affiliates and to advance the interests of the Corporation by providing such persons with the opportunity, through Options, to acquire a proprietary interest in the Corporation.

ARTICLE 2

DEFINED TERMS AND RELATED PROVISIONS

2.1	Where used herein, the following terms shall have the following meanings, respectively:

(a)	“Affiliate” means, in respect of the Corporation, any corporation that is an affiliate (as such term is defined in Section 2(2) of the Canada Business Corporations Act);

(b)	“Blackout Expiry Term” has the meaning ascribed thereto in Section 5.9;

(c)	“Blackout Period” means a period of time during which the Optionee cannot exercise an Option, or sell Optioned Shares, due to applicable policies of the Corporation in respect of insider trading;

(d)	“Board” means the board of directors of the Corporation;

(e)	“Cause” means the termination of the employment of the Eligible Person with the Corporation or an Affiliate for cause, including, without limiting the foregoing, any events defined as constituting cause under the Eligible Person’s employment agreement with the Corporation or an Affiliate, if any;

(f)	“Change-in-Control” means:

(i)	any change in the holding, directly or indirectly, of securities of the Corporation or of any voting rights attached to any securities of the Corporation, as a result of which any corporation or other person, or a group of corporations or persons acting in concert, or corporations or persons associated with or affiliated with any such corporation, person or group within the meaning of the Securities Act (Ontario), would be entitled to cast 50% or more of the votes attached to all shares of the Corporation that may be cast to elect directors of the Corporation; and

(ii)	Incumbent Directors cease to constitute a majority of the Board of the Corporation (for the purposes of this paragraph, an “Incumbent Director” shall mean any member of the Board who is a member of the Board immediately prior to the occurrence of a contested election of directors of the Corporation); or

(iii)	the Board adopts a resolution to the effect that, for the purposes of this Plan, a Change-in-Control has occurred, or that such a Change-in-Control is imminent, in which case, the date of the Change-in-Control shall be deemed to be the date specified in such resolution, provided that the Change-in-Control actually occurs.

(g)	“Corporation” means Algonquin Power & Utilities Corp. and includes any successor corporation thereof;

(h)	“Eligible Person” means:

(i)	any director, officer or employee of the Corporation or any Affiliate (an “Eligible Individual”); or

(ii)	a corporation controlled by an Eligible Individual, all of the issued and outstanding shares of which are, and continue at all times to be, legally and beneficially owned, directly or indirectly, by such Eligible Individual and/or the spouse, children and/or grandchildren of such Eligible Individual (an “Eligible Corporation”); or

(iii)	any Service Provider;

(i)	“In-the-Money Amount” means the excess, if any, of the Market Price of a Share at such time over the Option Price, in each case such In-the-Money Amount being payable by the Corporation in cash (or its equivalent) or Shares at the election of the Corporation in accordance with the provisions hereof;

(j)	“Insider” has the meaning ascribed to this term for the purposes of the TSX rules relating to Securities-Based Compensation Arrangements;

(k)	“Market Price” at any date in respect of the Shares means the volume weighted average trading price of such Shares on the TSX (or, if such Shares are not then listed and posted for trading on the TSX, on such stock exchange in Canada on which such Shares are listed and posted for trading as may be selected for such purpose by the Board) for the five (5) consecutive trading days immediately preceding such date, provided that in the event that such Shares did not trade on any of such trading days, the Market Price shall be the average of the bid and ask prices in respect of such Shares at the close of trading on all of such trading days and provided that in the event that such Shares are not listed and posted for trading on any stock exchange, the Market Price shall be the fair market value of such Shares as determined by the Board in its sole discretion;

(l)	“Option” means an option to purchase Shares granted to an Eligible Person under the Plan and “Option Agreement” means an agreement between the Corporation and an Optionee respecting such Option;

(m)	“Option Price” means the price per Share at which Shares may be purchased under an Option, as the same may be adjusted from time to time in accordance with Article 8 hereof;

(n)	“Optioned Shares” means the Shares issuable pursuant to an exercise of Options;

(o)	“Optionee” means an Eligible Person to whom an Option has been granted and who continues to hold such Option;

(p)	“Plan” means this Stock Option Plan, as the same may be amended, restated or varied from time to time;

(q)	“Service Provider” means any person (other than an Eligible Individual), company, partnership, trust or corporation (other than an Eligible Corporation) engaged to provide management or consulting services for the Corporation or any Affiliate for an initial, renewable or extended period of twelve months or more;

(r)

“Securities-Based Compensation Arrangement” means a stock option, stock option plan, employee stock purchase or ownership plan or any other compensation or incentive mechanism of the Corporation involving the issuance or potential issuance, from treasury, of

Shares or other securities of the Corporation to one or more Eligible Persons, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guarantee or otherwise;

(s)	“Shares” means the common shares of the Corporation or, in the event of an adjustment contemplated by Article 8 hereof, such other shares or securities to which an Optionee may be entitled upon the exercise of an Option as a result of such adjustment; and

(t)	“TSX” means the Toronto Stock Exchange.

ARTICLE 3

ADMINISTRATION OF THE PLAN

3.1	The Plan shall be administered by the Board, or a committee of the Board, as the Board shall determine from time to time.

3.2	The Board shall have the power, where consistent with the general purpose and intent of the Plan:

(a)	to establish policies and to adopt rules and regulations for carrying out the purposes, provisions and administration of the Plan;

(b)	to interpret and construe the Plan and to determine all questions arising out of the Plan or any Option, and any such interpretation, construction or determination made shall be final, binding and conclusive for all purposes;

(c)	to determine the number of Shares underlying each Option;

(d)	to determine the Option Price of each Option;

(e)	to determine the time or times when Options will be granted and exercisable;

(f)	to determine if the Shares which are issuable on the exercise of an Option will be subject to any restrictions upon the exercise of such Option;

(g)	to determine vesting periods for the Options; and

(h)	to prescribe the form of the instruments relating to the grant, exercise and other terms of Options.

3.3	Any Option granted under the Plan shall be subject to the requirement that, if at any time the Corporation shall determine that the listing, registration or qualification of the Shares subject to such Option upon any securities exchange or under any law or regulation of any jurisdiction, or the consent or approval of any securities exchange or any governmental or regulatory body, is necessary as a condition of, or in connection with, the grant or exercise of such Option or the issuance or purchase of Shares thereunder, such Option may not be accepted or exercised in whole or in part unless such listing, registration, qualification, consent or approval shall have been effected or obtained on conditions acceptable to the Board. Nothing herein shall be deemed to require the Corporation to apply for or to obtain such listing, registration, qualification, consent or approval.

ARTICLE 4

SHARES SUBJECT TO THE PLAN

4.1	Options may be granted in respect of authorized and unissued Shares, provided that the aggregate number of Shares reserved for issuance upon the exercise of all Options granted under the Plan,

subject to any adjustment of such number pursuant to the provisions of Article 8 hereof shall not exceed 10% of the issued and outstanding Shares on the date such Option is granted. If any Option is terminated, cancelled or has expired without being fully exercised, or is surrendered in exchange for the In-the-Money Amount, any unissued Shares which have been reserved to be issued upon the exercise of the Option shall become available to be issued upon the exercise of Options subsequently granted under the Plan. In addition, if any Option is exercised, an equivalent number of Shares may be reserved for issuance pursuant to the grant of additional Options in replacement for such exercised Options. No fractional Shares may be purchased or issued under the Plan.

ARTICLE 5

TERMS AND CONDITIONS OF OPTIONS

5.1	The Board may grant Options to any Eligible Person as the Board determines from time to time.

5.2	Subject as herein and otherwise specifically provided in this Article 5, the number of Shares subject to each Option, the Option Price of each Option, the expiration date of each Option, the extent to which each Option vests and is exercisable from time to time during the term of the Option (including upon a Change-in-Control) and other terms and conditions relating to each Option shall be determined by the Board from time to time.

5.3	Subject to any prior approval, if required, by any stock exchange or other securities regulatory authority, the Board may, in its entire discretion, subsequent to the time of granting Options hereunder, permit an Optionee to exercise any or all of the unvested options then outstanding and granted to the Optionee under this Plan, in which event all such unvested options then outstanding and granted to the Optionee shall be deemed to be immediately exercisable during such period of time as may be specified by the Board, provided that such periods of time shall not be less than the periods of time for the circumstances provided for in Article 6 (Termination of Options) hereof.

5.4	Notwithstanding Section 5.3, subject to the rules of any stock exchange upon which the Shares may be listed or other securities regulatory authority, the Board may, by resolution, accelerate the date on which any unvested Option may be exercised or extend the expiration date of any Option, provided that the Board shall not, in the event of any such acceleration or extension, be under any obligation to accelerate or extend the date on or by which any other Options may be exercised by any other Optionee(s).

5.5	Subject to any adjustments pursuant to the provisions of Article 8 hereof, the Option Price of any Option shall in no circumstances be lower than the Market Price on the date on which the Board approves the grant of the Option. If, as and when any Shares have been duly purchased and paid for under the terms of an Option, such Shares shall be conclusively deemed allotted and issued as fully paid and non-assessable Shares at the price paid therefor.

5.6	Subject to Section 5.9, and except to the extent required by the provisions set out in Sections 6.2 to 6.7, the term of an Option shall not exceed ten (10) years from the date of the grant of the Option.

5.7	An Option is personal to the Optionee and non-assignable (whether by operation of law or otherwise), except as provided for herein. Upon any attempt to transfer, assign, pledge, hypothecate or otherwise dispose of an Option contrary to the provisions of the Plan, or upon the levy of any attachment or similar process upon an Option, the Option shall, at the election of the Corporation, by notice in writing to the Optionee, cease and terminate and be of no further force or effect whatsoever.

5.8	No Options shall be granted to any Optionee if at the time of such grant such grant could result, at any time, in:

(a)	the number of Shares reserved for issuance to Insiders pursuant to Options granted under the Plan, together with Shares reserved for issuance to Insiders under all other Securities-Based Compensation Arrangements exceeding 10% of the issued and outstanding Shares; or

(b)	the issuance to Insiders, within a one (1) year period, of a number of Shares under the Plan, together with Shares that may be issued to Insiders under all other Securities-Based Compensation Arrangements exceeding 10% of the issued and outstanding Shares.

5.9	Notwithstanding anything else contained herein, if the expiration date for an Option occurs during a Blackout Period applicable to the relevant Optionee, or within ten (10) business days after the expiry of a Blackout Period applicable to the relevant Optionee, then the expiration date for that Option shall be the date that is the tenth (10th) business day after the expiry date of the Blackout Period (the “Blackout Expiry Term”). This Section 5.9 applies to all Options outstanding under this Plan. The Blackout Expiry Term for an Option may not be amended by the Board without the approval of the holders of Shares in accordance with Section 9.1(a) of the Plan.

ARTICLE 6

TERMINATION OF OPTIONS

6.1	Subject to Sections 6.2 to 6.7 hereof, any resolution passed at any time by the Board and the terms of any option agreement or employment agreement with respect to any Option or any Optionee, an Option and all rights to purchase Shares pursuant thereto shall expire and terminate immediately upon the Optionee who holds such Option ceasing to be an Eligible Person.

6.2	If an Optionee, other than a Service Provider, (i) voluntarily resigns from the Corporation or (ii) ceases to serve the Corporation or any Affiliate, as the case may be, as an employee, officer or director as a consequence of the termination of the employment of the Optionee by the Corporation for Cause, then in either case all unvested Options held by such Optionee on the date of termination are immediately forfeited. All vested Options held by such Optionee may be exercised within thirty (30) days after the date of resignation or termination. Any vested Options which have not been so exercised shall expire and terminate on the date which is thirty (30) days after the date of resignation or termination.

6.3	If an Optionee, other than a Service Provider, (i) shall retire, or terminate his employment or directorship with the consent of the Board, in each case in accordance with the prevailing retirement plan or policy of the Corporation for its directors, officers and employees or (ii) ceases to serve the Corporation or any Affiliate as an employee, officer or director for any reason other than as a consequence of a termination of the Optionee’s employment by the Corporation for Cause, then in either case, all vested Options then held by the Optionee may exercised within ninety (90) days after such retirement or termination. The Board may in such circumstances accelerate the vesting of unvested Options then held by the Optionee at the Board’s discretion. Any Options which have not been exercised shall expire and terminate on the date which is ninety (90) days after the date of retirement or termination.

6.4	In the event that an Optionee, other than a Service Provider, has suffered a permanent disability, Options previously granted to such Optionee shall continue to vest and be exercisable in accordance with the terms of the grant and the provisions of this Plan, but no additional grants of Options may be made to the Optionee.

6.5	If an Optionee, other than a Service Provider, shall die, all unexercised Options held by such Optionee at the time of death shall immediately vest, and such Optionee’s personal representatives, heirs or legatees may, at any time within one (1) year after the date of such death exercise all such Options. Any Options which have not been exercised shall expire and terminate one (1) year after the date of such death.

6.6	For greater certainty:

(a)	if the Optionee is an Eligible Corporation, the references to the Optionee in this Article 6 shall be deemed to refer to the Eligible Individual associated with the Eligible Corporation;

(b)	Options shall not be affected by any change in the terms of employment of any Eligible Individual or by any Eligible Individual ceasing to be a director of the Corporation, provided that the related Optionee continues to be an Eligible Person; and

(c)	the Board may, by resolution or under the terms of an option agreement or employment agreement, but subject to applicable regulatory requirements, decide that any of the provisions hereof concerning the effect of termination of the Optionee’s employment shall not apply to any Optionee for any reason acceptable to the Board.

6.7	Notwithstanding any other provision herein, all Options granted to Service Providers shall terminate in accordance with the terms, conditions and provisions of the associated Option Agreement between the Corporation and such Service Providers, provided that such termination shall occur no later than the earlier of the original expiry date of the term of the Option or the day which is one (1) year following the date of termination of the engagement of the Service Provider.

ARTICLE 7

EXERCISE OF OPTION

7.1	Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the Corporation at its registered office of a written notice of exercise addressed to the Secretary of the Corporation specifying (i) the number of Shares with respect to which the Option is being exercised; and (ii) the number of Shares, if any, with respect to which the Optionee is surrendering such Option and electing to receive the In-the-Money Amount; and (iii) otherwise in accordance with the exercise procedures respecting Options determined by the Board or the Committee from time to time accompanied by payment in full of the Option Price of the Shares to be purchased, if any, on the exercise of the Option as specified in Section 7.1(i) above. Subject to any provisions of the Plan to the contrary, certificates for such Shares shall be issued and delivered to the Optionee within a reasonable time following the receipt of such notice and compliance with such procedures.

7.2	If the Optionee elects to surrender any Options in exchange for the In-the-Money Amount, the Corporation will determine whether to pay such amount in cash or in Shares representing the equivalent of the In-the-Money Amount (less any applicable withholding of taxes) based on the Market Price of the Shares at the date of exercise, and:

(a)	if the Corporation elects to pay the In-the-Money Amount in cash, the Corporation shall deliver a cheque or similar means of payment for the In-the-Money Amount (subject to applicable withholding of taxes) to the Optionee within a reasonable period of time following the receipt of the notice set out in Section 7.1(i); or

(b)	if the Corporation elects to pay the In-the-Money Amount in Shares, subject to Section 7.3, the Corporation shall deliver a certificate representing the number of Shares equivalent to the In-the-Money Amount (less any applicable withholding of taxes) to the Optionee within a reasonable period of time following the receipt of the notice set out in Section 7.1(ii).

7.3	For greater clarity, the number of Shares issued in respect of payment of the In-the-Money Amount in accordance with Section 7.2(b) hereof shall be rounded down to the next whole Share.

7.4	Notwithstanding any of the provisions contained in the Plan or in any Option Agreement, the Corporation’s obligation to issue Shares to an Optionee pursuant to the exercise of any Option shall be subject to:

(a)	completion of such registration or other qualification of such Shares or obtaining approval of such governmental or regulatory authority as the Corporation shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof;

(b)	the listing of such Shares on any stock exchange on which the Shares may then be listed; and

(c)	the satisfaction of any conditions on exercise prescribed pursuant to ARTICLE 3 hereof.

7.5	Options shall be evidenced by an agreement in such form not inconsistent with this Plan as the Board may from time to time determine.

ARTICLE 8

CERTAIN ADJUSTMENTS

8.1	In the event that the Shares are at any time changed or affected as a result of the declaration of a stock dividend thereon or their subdivision or consolidation, the number of Shares reserved for Option shall be adjusted accordingly by the Board to such extent as they deem proper in their discretion. In such event, the number of, and the price payable for, such Shares shall be adjusted as determined by the Board as it deems proper in its discretion.

8.2	If at any time after the grant of an Option to any Optionee and prior to the expiration of the term of such Option, the Shares shall be reclassified, reorganized or otherwise changed, otherwise than as specified in Section 8.1 or, subject to the provisions of Section 9.3 hereof, the Corporation shall consolidate, merge or amalgamate with or into another corporation (the corporation resulting or continuing from such consolidation, merger or amalgamation being herein called the “Successor Corporation”), the Optionee shall be entitled to receive upon the subsequent exercise of his or her Option in accordance with the terms hereof and shall accept in lieu of the number of Shares which he or she was theretofore entitled upon such exercise but for the same aggregate consideration payable therefor, the aggregate number of shares of the appropriate class and/or other securities of the Corporation or the Successor Corporation (as the case may be) and/or other consideration from the Corporation or the Successor Corporation (as the case may be) that the Optionee would have been entitled to receive as a result of such reclassification, reorganization or other change or, subject to the provisions of Section 9.3 hereof, as a result of such consolidation, merger or amalgamation, if on the record date of such reclassification, reorganization or other change or the effective date of such consolidation, merger or amalgamation, as the case may be, he or she had been the registered holder of the number of Shares to which he or she was theretofore entitled upon such exercise.

ARTICLE 9

AMENDMENT OR DISCONTINUANCE OF THE PLAN

9.1	The Board may amend, suspend or discontinue the Plan or amend Options granted under the Plan at any time without shareholder approval; provided, however, that:

(a)	approval by a majority of the votes cast by shareholders present and voting in person or by proxy at a meeting of shareholders of the Corporation shall be obtained for any amendment for which, under the requirements of the TSX or any applicable law, shareholder approval is required; and

(b)	the consent of the Optionee is obtained for any amendment which alters or impairs any Option previously granted to an Optionee under the Plan.

9.2	No amendment, suspension or discontinuance of the Plan may contravene the requirements of the TSX or any securities commission or regulatory body to which the Plan or the Corporation is now or may hereafter be subject.

9.3	Notwithstanding anything contained to the contrary in this Plan or in any resolution of the Board in implementation thereof, in the event:

(a)	the Corporation proposes to amalgamate, merge or consolidate with any other corporation (other than a wholly-owned Affiliate) or to liquidate, dissolve or wind-up;

(b)	an offer to purchase or repurchase all of the Shares shall be made to all holders of Shares which offer has been approved or accepted by the Board;

(c)	the Corporation proposes the sale of all or substantially all of the assets of the Corporation as an entirety, or substantially as an entirety, so that the Corporation shall cease to operate any active business;

then and in such event, the Corporation shall have the right, upon written notice thereof to each Optionee holding Options under the Plan, to permit the exercise of all such Options, whether or not vested, within the twenty (20) day period next following the date of such notice and to determine that upon the expiration of such twenty (20) day period, all rights of the Optionee to such Options or to exercise same (to the extent not theretofore exercised) shall ipso facto terminate and cease to have further force or effect whatsoever.

9.4	Notwithstanding the provisions of this ARTICLE 9, should changes be required to the Plan by any securities commission, stock exchange or other governmental or regulatory body of any jurisdiction to which the Plan or the Corporation now is or hereafter becomes subject, such changes shall be made to the Plan as are necessary to conform with such requirements and, if such changes are approved by the Board, the Plan, as amended, shall be filed with the records of the Corporation and shall remain in full force and effect in its amended form as of and from the date of its adoption by the Board.

9.5	Notwithstanding any other provision of this Plan, the Board may at any time by resolution terminate this Plan. In such event, all Options then outstanding and granted to an Optionee, whether or not vested, may be exercised by such Optionee for a period of thirty (30) days after the date on which the Corporation shall have notified all Optionees of the termination of this Plan.

ARTICLE 10

MISCELLANEOUS PROVISIONS

10.1	An Optionee shall not have any rights as a shareholder of the Corporation with respect to any of the Shares underlying any Option until the date of issuance of a certificate for Shares upon the exercise of such Option, in full or in part, and then only with respect to the Shares represented by such certificate or certificates. Without in any way limiting the generality of the foregoing, no adjustment shall be made for dividends or other rights for which the record date is prior to the date such share certificate is issued.

10.2

Nothing in this Plan or any Option shall confer upon an Optionee any right to continue or be reelected as a director of the Corporation or any right to continue in the employ of the Corporation or any Affiliate, or affect in any way the right of the Corporation or any Affiliate to terminate his or her employment at any time; nor shall anything in the Plan or any Option be deemed or construed to constitute an agreement, or an expression of intent, on the part of the Corporation or any Affiliate, to extend the employment of any Optionee beyond the time which he or she would normally be retired pursuant to the provisions of any present or future retirement plan or policy of the Corporation or any Affiliate, or beyond the time at which he or she would otherwise be retired pursuant to the provisions of any contract of employment with the Corporation or any Affiliate.

10.3	Notwithstanding Section 5.7 hereof and subject to Section 10.4 hereof, any vested Options may be transferred or assigned between an Eligible Individual and the related Eligible Corporation, provided the assignor delivers notice in writing of the same to the Corporation prior to the assignment and the Board, in its sole and absolute discretion, approves such assignment.

10.4	In the event an Eligible Corporation shall cease at any time to be an Eligible Corporation (as defined in Section 2.1(h)(ii) hereof), then it shall immediately by notice in writing to the Corporation retransfer or reassign all of the Options held by it to the related Eligible Individual.

10.5	The Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

ARTICLE 11

DATE OF PLAN

11.1	This Plan shall be dated and effective the 6th day of May, 2010.

Schedule “G”

Resolution approving Stock Option Plan

RESOLVED that:

(a)	The stock option plan of the Corporation, in the form set out in Schedule “G” to the management information circular of the Corporation dated May 20, 2010, is hereby approved.

(b)	Any one officer or director of the Corporation is authorized to take such steps or execute such documents, whether or not under corporate seal, which are in his or her opinion necessary or advisable in order to give effect to this resolution.

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